

VIASAT 2011 ANNUAL REPORT



TABLE OF CONTENTS

Introduction 2

Examples of our Legacy of Innovation 4

Letter to the Shareholders 20

Fiscal Year 2011 in Review 24

Financial Highlights 26

25th Anniversary Poster 29

Financial Performance 37



INTRODUCTION

Markets are harsh on companies that are overly dependent on the last generation of product or services—or are too early with the next generation. We have been adept at renewing our competitive edge by anticipating new technologies and prudently investing to bring them to market.



We aim to develop technologies that enable progressively more substantial, profitable businesses. New markets entail new risks, so we look for intermediate steps that let us learn about the technology and competitive dynamics. Staying power is often a key element in the creation of significant new markets.

As we celebrate our 25th anniversary, we are a diverse company, involved in several different, yet related, markets. The following pages show a few examples of how we've built on our legacy of innovation to develop those market positions. We also give you a preview of a few things we are working on now that can continue the trend, and become the foundation for future opportunities and revenue.



IN-FLIGHT ENTERTAINMENT

Individualized, true broadband for every seat. More bandwidth enables more passengers to connect at once, using their own devices. It's been possible before, but never economical...**until now**.

"WE'RE TRANSFORMING THE CABIN EXPERIENCE SO OUR CUSTOMERS STAY CONNECTED, INFORMED, AND ENTERTAINED WHILE THEY FLY."

ROBIN HAYES
EVP & CCO, JETBLUE AIRWAYS



ViaSat was selected to build the first Ka-band in-flight broadband system.



Next? Transition from a successful global Ku-band network to new opportunities made possible by the transformational economics and service quality of high-capacity Ka-band, beginning with the ViaSat-1 satellite.



ViaSat was selected to build the first broadband terminal for commercial airlines.



Starting from a unique networking system that enables high performance from very small antennas, we then established a global satellite service for business aviation, maritime, and military airborne intelligence, surveillance and reconnaissance (ISR)—now one of our fastest growing businesses.



SATELLITE BROADBAND

SEC Mail Processing
Section
DEC 1 8 2011
Washington, DC
110

We plan to use our ViaSat-1 satellite to accelerate the growth of our WildBlue service by providing a much more compelling value for households without access to terrestrial broadband and to compete for customers at the edges of terrestrial networks.

"THIS NEW SYSTEM CAN CHANGE THE PERCEPTION OF SATELLITE BROADBAND, TO ONE OF SUPERIOR PERFORMANCE AND A GREAT CHOICE FOR BROADBAND."

JOHN MADURI
CEO, XPLORNET COMMUNICATIONS INC.





The launch of Eutelsat's KA-SAT and anticipated launch of ViaSat-1, the world's highest capacity satellites, provide 200+ gigabits-per-second throughput for bandwidth hungry customers.

SurfBeam® shipments pass 800,000 terminals.

Next? An infusion of new technology into our SurfBeam® 2 system, to enable high-capacity satellite to satisfy needs in enterprise, military, and mobile markets.



Our VSAT product acquisitions added key technologies, established ViaSat on the global stage, and brought us an extensive commercial customer base.



To enable the WildBlue first generation Ka-band system, we developed the SurfBeam® system to leverage terrestrial network software infrastructure and created the MMIC chips and microwave technology to become a leading Ka-band satellite RF provider.



ANTENNAS

Our experience and extensive installed base provide a clear cost, technology, and business advantage for network and satellite operators.

"THE SURFBEAM® 2 GATEWAYS ENABLE US TO CONNECT INTO A LARGER NETWORK WITH NEW MARKET OPPORTUNITIES."

ARDUINO PATACCHINI
CEO, SKYLOGIC S.P.A., A EUTELSAT COMPANY



While we are a leader in large-scale Ka-band teleports, our focus is just as keen on small antenna technology for high-growth mobile applications.



Next? Mobility via satellite introduces many new requirements for antenna performance and economics. We're exploring new technologies to meet those needs, and to facilitate a seamless transition from Ku to Ka in the next decade.



Added antenna products and expertise—a 40-year legacy—with acquisition of Scientific Atlanta Satellite Ground Systems.



We've been chosen again and again to engineer antenna systems for each new generation of satellite systems. From earth observation networks to global mobile networks to military teleports to HD video broadcast to Ka-band for "fiber-in-the-sky" backhaul—for low, medium, and geosynchronous orbit architectures.



SITUATIONAL AWARENESS

We are squarely in the middle of the military's move to an integrated Global C2 network. Our products and services form the backbone of long-haul networks, securely retrieve high-speed ISR data, and deliver it to personnel from top to bottom in the military hierarchy.

MILITARY COMMUNICATION IS ADVANCING TO AN INTEGRATED NETWORK CALLED THE GLOBAL COMMAND AND CONTROL NETWORK OR GLOBAL C2.





Next? Adapting mobile and transportable government terminals to the ViaSat-1 generation of broadband satellites for unprecedented speeds across Global C2 networks.





Began deliveries of second-generation modem modules for backpack-sized, battery-operated UHF tactical satcom. We've delivered about 30,000 UHF band modems and terminals for defense ground, air, and sea mobile data and voice applications.

Our initial wins in defense communications built expertise in secure, small, rugged, lightweight mobile terminals that can survive tough environments. Then we immediately began advancing the technology for higher speeds, lower-costs, and access to higher capacity commercial satellite networks.

LETTER TO THE SHAREHOLDERS

Dear fellow shareholders,

This year marks the 25th anniversary of ViaSat. We're proud of how the company has grown and evolved over its history. The past is not merely a prelude for what is yet to come. It also provides perspective on how we've adapted to change—and most importantly, how we have anticipated it, fostered it, and grown as a result. Now, we believe we have the resources to lead change in satellite broadband.

Our initial forays into consumer broadband technologies several years ago have led us today to an opportunity not only to redefine ViaSat, but also multiple industries impacted by explosive growth in demand for bandwidth. With change having been a recurring theme in these letters in the past, and such an important part of our future, this year we thought we'd focus on it.

We live in a moment of history where change is so speeded up that we begin to see the present only when it is already disappearing.—R.D. Laing

That thought captures the failure mode for so many technology companies. Attaining profitability requires anticipating where the market will be well before it gets there. It takes foresight and time to develop technology, customer relationships, and a deep understanding of the market factors needed to navigate change. We feel well prepared.

There are a few inescapable, pervasive themes in telecommunications today. *Connectivity. Speed. Value.* Satellite networks have a big opportunity to connect difficult to reach places in both fixed and mobile environments. Bandwidth is a crucial component of that.



For example, while demand for some information assurance products has crested in today's market, we see growth opportunities in adjacencies such as JTRS and personal electronic devices. Cost efficiency is at a premium given defense budget pressures, and that's always been the core of our defense products value proposition.

The successes we've already had with satellite markets, including over $120 million in orders in fiscal 2011 for the next generation of Blue Force Tracking, are encouraging. We have also had important accomplishments in defense satellite networks by building and delivering innovative new services around our products. We see similar opportunities in the next wave of information assurance products.

Our satellite broadband strategy is completely consistent with both our history and an era of sober consumer and government budgets. We are investing in being the lowest cost producer of high-speed, high-volume satellite bandwidth. It's a course we began charting years ago. ViaSat-1 is the first major step. We are working now on a ViaSat-2 design that will continue the trend—and we believe it can increase the separation from the competitors following behind us.

Change has a considerable psychological impact on the human mind. To the fearful it is threatening because it means that things may get worse. To the hopeful it is encouraging because things may get better. To the confident it is inspiring because the challenge exists to make things better.—King Whitney, Jr.

We have confidence from our quarter century of experience in consistently thriving on the challenges created by change. In fiscal 2011 we set new records for revenues, orders, and Adjusted EBITDA. We have spent years preparing for the opportunities enabled by this new generation of broadband satellites. We know we have challenges this fiscal year due to the costs of network expansion, and non-cash depreciation and amortization expenses triggered by the launch of ViaSat-1. But, the potential rewards are compelling.

In this year's Annual Report we've put our new opportunities in the context of the ways we've prepared, grown, and adapted over the last decade. We trust you'll find some insightful new perspectives—and share our excitement about what's ahead.

As always we'd like to take this opportunity to thank our employees, shareholders, customers, and suppliers for your patience and confidence in us. We're looking forward to riding this wave of change together.

Sincerely,



Mark Dankberg
Chairman of the Board and Chief Executive Officer

Our ViaSat-1 satellite is expected to create compelling competitive advantages in terms of reach and bandwidth for both commercial and government markets. While we began the project just over three years ago, we feel we've been preparing for this moment for over a decade. We've been a supplier or subcontractor to other service companies, we've thoroughly researched markets and terrestrial alternatives, and we've engaged with customers, distributors and non-users. We have steadily acquired chip, subsystem, and software technologies that enable us to literally move the boundaries of space and ground systems. We've also acquired the companies and expertise to speed technologies to market. We're now tightly integrated in terms of technology and services.

ViaSat has achieved enviable growth in its first 25 years by developing, manufacturing, and selling technology products. But, now our high growth opportunities are poised at the intersection of products and services.

The only people who can change the world are people who want to. And not everybody does.—Hugh MacLeod

Fixed and mobile satellite services have a long and profitable history. It is such a profitable business that there is a lot of resistance to change. That's because change can diminish the value of existing assets, market relationships, or business processes. However, we believe that change is inevitable and that 2011 is just the beginning.

Eutelsat's KA-SAT is already in service. ViaSat-1 is scheduled to enter service the last calendar quarter of this year. More Ka-band high capacity networks will follow in 2012, with ViaSat technology as a key component. Ultimately, success relies on a simple value proposition—that customers will choose super-efficient satellites that offer much higher data speeds at much lower airtime prices. We've seen encouraging signs in the direct-to-home consumer market, and in global mobile communications with both commercial and government applications.

For consumer broadband, we aim to deliver more bandwidth, at lower costs, than anyone else has ever even *wanted* to—let alone been able to achieve economically. The same is true for in-flight WiFi access. We've created exciting partnerships with JetBlue Airways and its LiveTV subsidiary, as well as Continental Airlines because of a shared vision of what's possible, and what passengers really want—affordable, even *free*, broadband access on all their own devices.

Even in defense applications, it's becoming evident that end users for Global C2 and ISR have a different view of their bandwidth needs than what current infrastructure supports. A number of institutions simply may not want to deliver the bandwidth those end users need because the implications of such change for them are severe. We view that as a big opportunity.

It is not the strongest of the species that survives, nor the most intelligent, but the one most responsive to change.—Charles Darwin

Global economic and political forces are driving enduring change in the behavior of both consumers and governments. Price and value are paramount and more and more products and services just won't make the cut as budgets are squeezed. Throughout our 25 years ViaSat has thrived in delivering the right price-value relationship to our government customers, capitalizing on growth markets by adapting to changes in tactical data links, information assurance, and satellite networking.



FISCAL YEAR 2011 IN REVIEW

APRIL 2010

» Global mobile broadband installations reach 650 systems serving a mix of general aviation, communications-on-the-move, maritime, and high-speed rail.

» Reached $28 million in delivery orders for our Multifunctional Information Distribution System Low Volume Terminal (MIDS-LVT).

MAY 2010

» Yonder® high-speed mobile Internet access network now encircles the globe by adding coverage over the Indian Ocean, Guam, and the waters north of Australia.

JUNE 2010

» Announced acquisition of Stonewood Group Limited, a leader in the design, manufacture and delivery of data at rest encryption products that encrypt and protect data on computer hard drives.

» *Space News* Top 50 Space Companies.

JULY 2010

» $477 million IDIQ contract to supply the next generation of Blue Force Tracking (BFT-2) equipment to the U.S. Army. Initial delivery orders award of $37.2 million.

» $10 million award from the National Security Agency (NSA) to implement Version 4 of the High Assurance Internet Protocol Encryptor Interoperability Specification (HAIPE® IS) on ViaSat AltaSec® inline network encryptors.

AUGUST 2010

» $19.5 million award from the Department of Agriculture Rural Utilities Service American Reinvestment and Recovery Act of 2009 for WildBlue to provide affordable broadband services to unserved and rural areas.

SEPTEMBER 2010

» EuroConsult "Strategic Transaction of the Year Award" for WildBlue acquisition.

» Introduced AltaSec® IPS-250 inline network encryptor (INE), the first network encryptor compatible with NSA Cryptographic High Value Product Suite B standards.

OCTOBER 2010

» Completed demonstrations of 4 Mbps transmit speeds over Ku-band in operational missions for broadband ISR platforms for U.S. Special Operations Command forces.

» Acquired SKYLink℠ airborne broadband service from ARINC Inc., adding 80 private business jets to our Yonder network.

DECEMBER 2010

- Successful launch of Eutelsat's 70 Gbps KA-SAT, the first satellite to use our transformational high-capacity satellite system design, ushering in a new era of competitively-priced satellite-delivered services.
- $13.1 million award for additional ArcLight® mobile broadband network satellite services to provide capacity in Afghanistan for airborne ISR missions.

JANUARY 2011

- Received inaugural Defense Security Service "Award of Excellence in Counterintelligence."
- Selected by Boeing to provide the ground based beam forming (GBBF) system for the MEXSAT satellite system, for Mexican national security and civil telecommunications.

FEBRUARY 2011

- Commenced operational performance testing of our next generation SurfBeam® 2 consumer satellite broadband network over KA-SAT, in anticipation of start of Eutelsat Tooway™ commercial services in June 2011.
- Reached a total of over 150 cumulative government ArcLight® satellite broadband ISR and Global C2 terminals.
- $6.8 million limited production order for Multifunctional Information Distribution System Joint Tactical Radio System (MIDS JTRS) terminals for the U.S. government.
- Received award of over $70 million for additional BFT-2 production terminals and related services, bringing total awards for BFT-2 terminals to over $120 million.

MARCH 2011

- Agreement with Asia Broadcast Satellite for exclusive access to Ka-band satellite capacity available in the Afghanistan region.
- Agreement with Star Satellite Communications Company, a wholly-owned subsidiary of Al Yah Satellite Communications Company PrJSC (Yahsat), to create seamless roaming for global mobile Ka-band broadband services in the U.S. and Middle East.
- Definitive agreement to provide Ka-band satellite in-flight broadband equipment and service to JetBlue Airways, including an initial $30 million equipment and services order.



FINANCIAL HIGHLIGHTS

Fiscal Years Ended (In thousands, except per share data)	April 1, 2011	April 2, 2010	April 3, 2009
CONSOLIDATED STATEMENT OF INCOME DATA			
Total revenues	$ 802,206	$ 688,080	$ 628,179
Operating expenses:			
Cost of revenues	550,568	475,356	446,824
Selling, general and administrative	164,265	132,895	98,624
Independent research and development	28,711	27,325	29,622
Amortization of acquired intangible assets	19,409	9,494	8,822
Income from operations	39,253	43,010	44,287
Interest income (expense), net	(2,831)	(6,733)	954
Income before income taxes	36,422	36,277	45,241
(Benefit from) provision for income taxes	(2)	5,438	6,794
Net income	36,424	30,839	38,447
Less: Net income (loss) attributable to noncontrolling interest, net of tax	309	(297)	116
Net income attributable to ViaSat, Inc.	$ 36,115	$ 31,136	$ 38,331
Basic net income per share attributable to ViaSat, Inc. common stockholders	$ 0.88	$ 0.94	$ 1.25
Diluted net income per share attributable to ViaSat, Inc. common stockholders	$ 0.84	$ 0.89	$ 1.20
Shares used in computing basic net income per share	40,858	33,020	30,772
Shares used in computing diluted net income per share	43,059	34,839	31,884
AN ITEMIZED RECONCILIATION BETWEEN NET INCOME ATTRIBUTABLE TO VIASAT, INC. AND ADJUSTED EBITDA IS AS FOLLOWS			
GAAP net income attributable to ViaSat, Inc.	$ 36,115	$ 31,136	$ 38,331
(Benefit from) provision for income taxes	(2)	5,438	6,794
Interest expense (income), net	2,831	6,733	(954)
Depreciation and amortization	103,053	46,955	28,610
Stock-based compensation expense	17,440	12,212	9,837
Acquisition related expenses	1,379	11,374	—
Adjusted EBITDA	160,816	113,848	82,618
CONSOLIDATED BALANCE SHEET DATA			
Cash, cash equivalents and short-term investments	$ 40,490	$ 89,631	$ 63,491
Working capital	167,457	214,541	203,390
Total assets	1,405,748	1,293,552	622,942
Other long-term debt	61,946	60,000	—
Senior Notes due 2016, net	272,296	271,801	—
Other liabilities	23,842	24,395	24,718
Total ViaSat, Inc. stockholders' equity	840,125	753,005	458,748



NEW CONTRACT AWARDS dollars in millions



REVENUES dollars in millions



ADJUSTED EBITDA dollars in millions



25 YEARS OF ACHIEVEMENT

From day one, the ViaSat environment has been business-oriented, but with the attractive attributes of the best universities. Co-workers who are like-minded, yet independent. Personal freedom, and responsibility. Focused on competition and winning. With challenging work and great rewards.



VIASAT 2011
25TH ANNIVERSARY



529,000,000

dollars in backlog

XXV

years of innovation

409,000

broadband subscribers



EIGHTEEN

locations worldwide





TEN

acquisitions

TWO

satellites


2,200
employees


802,000,000
dollars in revenues


ViaSat



FINANCIAL PERFORMANCE

Selected Financial Data 38

Management's Discussion and Analysis of Financial Condition and Results of Operations 39

Report of Independent Registered Public Accounting Firm 58

Consolidated Balance Sheets 59

Consolidated Statements of Operations 60

Consolidated Statements of Cash Flows 61

Consolidated Statements of Equity and Comprehensive Income 62

Notes to Consolidated Financial Statements 64

Valuation and Qualifying Accounts 99

Market for Registrant's Common Equity and Related Stockholder Matters 100

Performance Graph 101

Corporate Information 102

SELECTED FINANCIAL DATA

The following table provides our selected financial information for each of the fiscal years in the five-year period ended April 1, 2011. The data as of and for each of the fiscal years in the five-year period ended April 1, 2011 have been derived from our audited consolidated financial statements. You should consider the financial statement data provided below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes which are included elsewhere in this Annual Report.

Fiscal Years Ended (In thousands, except per share data)	April 1, 2011	April 2, 2010	April 3, 2009	March 28, 2008	March 30, 2007
CONSOLIDATED STATEMENT OF INCOME DATA					
Total revenues	$ 802,206	$ 688,080	$ 628,179	$ 574,650	$ 516,566
Operating expenses:					
Cost of revenues	550,568	475,356	446,824	413,520	380,092
Selling, general and administrative	164,265	132,895	98,624	76,365	69,896
Independent research and development	28,711	27,325	29,622	32,273	21,631
Amortization of acquired intangible assets	19,409	9,494	8,822	9,562	9,502
Income from operations	39,253	43,010	44,287	42,930	35,445
Interest income (expense), net	(2,831)	(6,733)	954	5,155	1,741
Income before income taxes	36,422	36,277	45,241	48,085	37,186
(Benefit from) provision for income taxes	(2)	5,438	6,794	13,521	6,755
Net income	36,424	30,839	38,447	34,564	30,431
Less: Net income (loss) attributable to noncontrolling interest, net of tax	309	(297)	116	1,051	265
Net income attributable to ViaSat, Inc.	$ 36,115	$ 31,136	$ 38,331	$ 33,513	$ 30,166
Basic net income per share attributable to ViaSat, Inc. common stockholders	$ 0.88	$ 0.94	$ 1.25	$ 1.11	$ 1.06
Diluted net income per share attributable to ViaSat, Inc. common stockholders	$ 0.84	$ 0.89	$ 1.20	$ 1.04	$ 0.98
Shares used in computing basic net income per share	40,868	33,020	30,772	30,232	28,589
Shares used in computing diluted net income per share	43,059	34,839	31,884	32,224	30,893
CONSOLIDATED BALANCE SHEET DATA					
Cash, cash equivalents and short-term investments	$ 40,490	$ 89,631	$ 63,491	$ 125,219	$ 103,392
Working capital	167,457	214,541	203,390	248,251	187,406
Total assets	1,405,748	1,293,552	622,942	551,094	483,939
Other long-term debt	61,946	60,000	—	—	—
Senior Notes due 2016, net	272,296	271,801	—	—	—
Other liabilities	23,842	24,395	24,718	17,290	13,273
Total ViaSat, Inc. stockholders' equity	840,125	753,005	458,748	404,140	348,795

The consolidated financial statements include the operating results of WildBlue Holding, Inc. (WildBlue) from the date of acquisition during December 2009. In fiscal years 2011 and 2010, we recorded approximately $220.8 million and $63.4 million, respectively, in revenue and $17.4 million and $0.4 million, respectively, of net income with respect to the WildBlue business in the consolidated statements of operations. Net income for fiscal years 2011 and 2010 included $0.9 million and $8.7 million, respectively, in transaction-related expenses related to the acquisition of Stonewood Group Limited (Stonewood) in fiscal year 2011 and WildBlue in fiscal year 2010. In addition, net income for fiscal years 2011 and 2010 included $0.5 million and $2.7 million, respectively, in certain post-acquisition charges recorded for restructuring costs for terminated employees related to the acquisition of WildBlue. These transaction-related expenses and certain post-acquisition charges were recorded in accordance with the authoritative guidance for business combinations Accounting Standards Codification 805 (ASC 805) adopted on April 4, 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COMPANY OVERVIEW

We are a leading provider of advanced satellite and wireless communications and secure networking systems, products and services. We have leveraged our success developing complex satellite communication systems and equipment for the U.S. government and select commercial customers to develop end-to-end satellite network solutions for a wide array of applications and customers. Our product and systems offerings are often linked through common underlying technologies, customer applications and market relationships. We believe that our portfolio of products, combined with our ability to effectively cross-deploy technologies between government and commercial segments and across different geographic markets, provides us with a strong foundation to sustain and enhance our leadership in advanced communications and networking technologies. Our customers, including the U.S. government, leading aerospace and defense prime contractors, network integrators and communications service providers, rely on our solutions to meet their complex communications and networking requirements. In addition, following our acquisition of WildBlue, we are a leading provider of satellite broadband internet services in the United States.

ViaSat operates in three segments: government systems, commercial networks and satellite services.

GOVERNMENT SYSTEMS

Our government systems segment develops and produces network-centric IP-based secure government communications systems, products and solutions, which are designed to enable the collection and dissemination of secure real-time digital information between command centers, communications nodes and air defense systems. Customers of our government systems segment include tactical armed forces, public safety first-responders and remote government employees.

The primary products and services of our government systems segment include:

» Government satellite communication systems, including an array of portable and fixed broadband modems, terminals, network access control systems and antenna systems using a range of satellite frequency bands for line-of-sight and beyond-line-of-sight ISR and C2 missions, satellite networking services, as well as products designed for manpacks, aircraft, UAVs, seagoing vessels, ground mobile vehicles and fixed applications.

» Information assurance products that enable military and government users to communicate information securely over networks, and that secure data stored on computers and storage devices.

» Tactical data links, including MIDS terminals for military fighter jets and their successor, MIDS-JTRS terminals, "disposable" weapon data links and portable small tactical terminals.

On July 8, 2010, we completed the acquisition of all outstanding shares of the parent company of Stonewood, a privately held company registered in England and Wales (see Note 9 to our consolidated financial statements). Stonewood is a leader in the design, manufacture and delivery of data at rest encryption products and services. In connection with the acquisition, we paid approximately $14.2 million in cash and issued approximately 144,962 shares of ViaSat common stock to former Stonewood stockholders. The acquisition was accounted for as a purchase and accordingly, the consolidated financial statements include the operating results of Stonewood from the date of acquisition in our government systems segment.

COMMERCIAL NETWORKS

Our commercial networks segment develops and produces a variety of advanced end-to-end satellite communication systems and ground networking equipment and products that address five key market segments: consumer, enterprise, in-flight, maritime and ground mobile applications. These communication systems, networking equipment and products are generally developed through a combination of customer and discretionary internal research and development funding.

Our satellite communication systems and ground networking equipment and products cater to a wide range of domestic and international commercial customers and include:

» Consumer broadband, including next-generation satellite network infrastructure and ground terminals to access high capacity satellites.

» Antenna systems for terrestrial and satellite applications, specializing in geospatial imagery, mobile satellite communication, Ka-band gateways, and other multi-band antennas.

» Mobile broadband satellite communication systems, designed for use in aircraft, seagoing vessels and high-speed trains.

» Enterprise VSAT networks and products, designed to provide enterprises with broadband access to the internet or private networks.

» Satellite networking development programs, including specialized design and technology services covering all aspects of satellite communication system architecture and technology.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT.)

SATELLITE SERVICES

Our satellite services segment complements our government systems and commercial networks segments by providing wholesale and retail satellite-based broadband internet services in the United States via our distribution and capacity agreements, as well as managed network services for the satellite communication systems of our consumer, enterprise and mobile broadband customers.

The primary services offered by our satellite services segment comprise:

» Wholesale and retail broadband services, comprised of WildBlue service, which provides two-way satellite-based broadband internet access to consumers and small businesses in the United States.

» Our Yonder® worldwide mobile broadband services, comprised of global network management services for customers who use our ArcLight®-based mobile satellite systems.

On December 15, 2009, we acquired WildBlue, a leading Ka-band satellite broadband internet service provider. In connection with the acquisition, we paid approximately $442.7 million in cash and issued approximately 4.29 million shares of ViaSat common stock to WildBlue equity and debt holders (see Note 9 to our consolidated financial statements). The acquisition was accounted for as a purchase and accordingly, the consolidated financial statements include the operating results of WildBlue from the date of acquisition in our satellite services segment.

SOURCES OF REVENUES

With respect to our government systems and commercial networks segments, to date, our ability to grow and maintain our revenues has depended on our ability to identify and target markets where the customer places a high priority on the technology solution, and our ability to obtain additional sizable contract awards. Due to the nature of this process, it is difficult to predict the probability and timing of obtaining awards in these markets.

Our products in these segments are provided primarily through three types of contracts: fixed-price, time-and-materials and cost-reimbursement contracts. Fixed-price contracts, which require us to provide products and services under a contract at a specified price, comprised approximately 95% of our total revenues for fiscal year 2011, 91% of our total revenues for fiscal year 2010 and 86% of our total revenues for fiscal year 2009. The remainder of our revenue in these segments for such periods was derived from cost-reimbursement contracts (under which we are reimbursed for all actual costs incurred in performing the contract to the extent such costs are within the contract ceiling and allowable under the terms of the contract, plus a fee or profit) and from time-and-materials contracts (which reimburse us for the number of labor hours expended at an established hourly rate negotiated in the contract, plus the cost of materials utilized in providing such products or services).

Historically, a significant portion of our revenues has been derived from customer contracts that include the research and development of products. The research and development efforts are conducted in direct response to the customer's specific requirements and, accordingly, expenditures related to such efforts are included in cost of sales when incurred and the related funding (which includes a profit component) is included in revenues. Revenues for our funded research and development from our customer contracts were approximately $210.6 million or 26% of our total revenues during fiscal year 2011, $92.9 million or 14% of our total revenues during fiscal year 2010, and $126.7 million or 20% of our total revenues during fiscal year 2009.

We also incur independent research and development (IR&D) expenses, which are not directly funded by a third party. IR&D expenses consist primarily of salaries and other personnel-related expenses, supplies, prototype materials, testing and certification related to research and development programs. IR&D expenses were approximately 4% of total revenues during fiscal years 2011 and 2010 and 5% of total revenues during fiscal year 2009. As a government contractor, we are able to recover a portion of our IR&D expenses pursuant to our government contracts.

Our satellite services segment revenues are primarily derived from our WildBlue business (which provides wholesale and retail satellite-based broadband internet services in the United States) and our managed network services which complement both our government systems and commercial networks segments by supporting the satellite communication systems of our consumer enterprise and mobile broadband customers. Our WildBlue retail satellite-based broadband internet services (which have been included in our results of operations since our acquisition of WildBlue in December 2009) were approximately 16% of total revenues during fiscal year 2011 and immaterial for fiscal year 2010.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We consider the policies discussed below to be critical to an understanding of our financial statements because their application places the

most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. We describe the specific risks for these critical accounting policies in the following paragraphs. For all of these policies, we caution that future events rarely develop exactly as forecast, and even the best estimates routinely require adjustment.

REVENUE RECOGNITION

A substantial portion of our revenues is derived from long-term contracts requiring development and delivery of complex equipment built to customer specifications. Sales related to these contracts are accounted for under the authoritative guidance for the percentage-of-completion method of accounting (ASC 605-35). Sales and earnings under these contracts are recorded either based on the ratio of actual costs incurred to date to total estimated costs expected to be incurred related to the contract or as products are shipped under the units-of-delivery method.

The percentage-of-completion method of accounting requires management to estimate the profit margin for each individual contract and to apply that profit margin on a uniform basis as sales are recorded under the contract. The estimation of profit margins requires management to make projections of the total sales to be generated and the total costs that will be incurred under a contract. These projections require management to make numerous assumptions and estimates relating to items such as the complexity of design and related development costs, performance of subcontractors, availability and cost of materials, labor productivity and cost, overhead and capital costs, and manufacturing efficiency. These contracts often include purchase options for additional quantities and customer change orders for additional or revised product functionality. Purchase options and change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. For contract claims or similar items, we apply judgment in estimating the amounts and assessing the potential for realization. These amounts are only included in contract value when they can be reliably estimated and realization is considered probable. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. During fiscal years 2011, 2010 and 2009, we recorded losses of approximately $12.1 million, $9.3 million and $5.4 million, respectively, related to loss contracts.

Assuming the initial estimates of sales and costs under a contract are accurate, the percentage-of-completion method results in the profit margin being recorded evenly as revenue is recognized under the contract. Changes in these underlying estimates due to revisions in sales and future cost estimates or the exercise of contract options may result in profit margins being recognized unevenly over a contract as such changes are accounted for on a cumulative basis in the period estimates are revised. We believe we have established appropriate systems and processes to enable us to reasonably estimate future cost on our programs through regular quarterly evaluations of contract costs, scheduling and technical matters by business unit personnel and management. Historically, in the aggregate, we have not experienced significant deviations in actual costs from estimated program costs, and when deviations that result in significant adjustments arise, we disclose the related impact in Management's Discussion and Analysis of Financial Condition and Results of Operations. However, these estimates require significant management judgment and a significant change in future cost estimates on one or more programs could have a material effect on our results of operations. A one percent variance in our future cost estimates on open fixed-price contracts as of April 1, 2011 would change our income before income taxes by approximately $0.5 million.

We also derive a substantial portion of our revenues from contracts and purchase orders where revenue is recorded on delivery of products or performance of services in accordance with the authoritative guidance for revenue recognition (ASC 605). Under this standard, we recognize revenue when an arrangement exists, prices are fixed and determinable, collectability is reasonably assured and the goods or services have been delivered.

We also enter into certain leasing arrangements with customers and evaluate the contracts in accordance with the authoritative guidance for leases (ASC 840). Our accounting for equipment leases involves specific determinations under the authoritative guidance, which often involve complex provisions and significant judgments. In accordance with the authoritative guidance for leases, we classify the transactions as sales type or operating leases based on (1) review for transfers of ownership of the property to the lessee by the end of the lease term, (2) review of the lease terms to determine if it contains an option to purchase the leased property for a price which is sufficiently lower than the expected fair value of the property at the date of the option, (3) review of the lease term to determine if it is equal to or greater than 75% of the economic life of the equipment and (4) review of the present value of the minimum lease payments to determine if they are equal to or greater than 90% of the fair market value of the equipment at the inception of the lease. Additionally, we consider the cancelability of the contract and any related uncertainty of collections or risk in recoverability of the lease investment at lease inception. Revenue from sales type leases is recognized at the inception of the lease or when the equipment has been delivered and installed at the customer site, if installation is required. Revenues from equipment rentals under operating leases are recognized as earned over the lease term, which is generally on a straight-line basis.

When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value in accordance with the authoritative guidance for accounting for multiple element revenue arrangements (ASC 605-25), and recognized when the applicable revenue recognition criteria for each element have been met. The amount of product and service revenue recognized is impacted by our judgments as to whether an arrangement includes multiple elements and, if so, whether sufficient objective and reliable

evidence of fair value exists for those elements. Changes to the elements in an arrangement and our ability to establish evidence for those elements could affect the timing of revenue recognition.

Collections in excess of revenues and deferred revenues represent cash collected from customers in advance of revenue recognition and are recorded in accrued liabilities for obligations within the next twelve months. Deferred revenues extending beyond the twelve months are recorded within other liabilities in the consolidated financial statements.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We make estimates of the collectability of our accounts receivable based on historical bad debts, customer creditworthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Historically, our bad debt allowances have been minimal primarily because a significant portion of our sales has been to the U.S. government or is related to our satellite service commercial business, which we bill and collect in advance. Our accounts receivable balance was $191.9 million, net of allowance for doubtful accounts of $0.5 million, as of April 1, 2011, and our accounts receivable balance was $176.4 million, net of allowance for doubtful accounts of $0.5 million, as of April 2, 2010.

WARRANTY RESERVES

We provide limited warranties on our products for periods of up to five years. We record a liability for our warranty obligations when we ship the products or they are included in long-term construction contracts based upon an estimate of expected warranty costs. Amounts expected to be incurred within twelve months are classified as a current liability. For mature products, we estimate the warranty costs based on historical experience with the particular product. For newer products that do not have a history of warranty costs, we base our estimates on our experience with the technology involved and the types of failures that may occur. It is possible that our underlying assumptions will not reflect the actual experience, and in that case, we will make future adjustments to the recorded warranty obligation.

GOODWILL

We account for our goodwill under the authoritative guidance for goodwill and other intangible assets (ASC 350). The authoritative guidance for the goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the reporting units that have goodwill assigned to them. Reporting units within our government systems, commercial networks and satellite services segments have goodwill assigned to them. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the reporting unit used in the first step, and is compared to its carrying value. The shortfall of the fair value below carrying value, if any, represents the amount of goodwill impairment. We test goodwill for impairment during the fourth quarter every fiscal year and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist.

We estimate the fair values of the reporting units using discounted cash flows and other indicators of fair value such as market comparable transactions. We base the forecast of future cash flows on our best estimate of the future revenues and operating costs, which we derive primarily from existing firm orders, expected future orders, contracts with suppliers, labor agreements and general market conditions. Changes in these forecasts could cause a particular reporting unit to either pass or fail the first step in the authoritative guidance related to the goodwill impairment model, which could significantly influence whether a goodwill impairment needs to be recorded. We adjust the cash flow forecasts by an appropriate discount rate derived from our market capitalization plus a suitable control premium at the date of evaluation. In applying the first step, which is identification of any impairment of goodwill, no impairment of goodwill has resulted.

PROPERTY, EQUIPMENT AND SATELLITES

Equipment, computers and software, furniture and fixtures, and our ViaSat-1 satellite and related gateway and networking equipment under construction are recorded at cost, net of accumulated depreciation. Costs are capitalized as incurred and for our satellite include construction, launch and insurance. Satellite construction costs, including launch services and insurance, are generally procured under long-term contracts that provide for payments by us over the contract periods. Also, we are constructing gateway facilities, network operations systems and other assets to support the satellite under construction and these construction costs are capitalized as incurred. Interest expense is capitalized on the carrying value of the satellite and related gateway and networking equipment during the construction period. Satellite construction and launch services costs are capitalized to reflect progress toward completion, which typically coincides with contract milestone payment schedules. Insurance premiums related to the satellite launch and subsequent in-orbit testing are capitalized and amortized over the estimated useful lives of the satellite. Performance incentives payable in future periods are dependent on the continued satisfactory performance of the satellite in service.

As a result of the acquisition of WildBlue on December 15, 2009, we acquired the WildBlue-1 satellite (which had been placed into service in March 2007) and an exclusive prepaid lifetime capital lease of Ka-band capacity on Telesat Canada's Anik F2 satellite (which had been placed into service in April 2005) and related gateway and networking equipment on both satellites. The acquired assets also included the indoor and outdoor customer premise equipment (CPE) units leased to subscribers under WildBlue's retail leasing program.

Occasionally, we may enter into capital lease arrangements for various machinery, equipment, computer-related equipment, software, furniture or fixtures. As of April 1, 2011, assets under capital lease totaled approximately $3.1 million. We had no material capital lease arrangements as of April 2, 2010. We record amortization of assets leased under capital lease arrangements within depreciation expense.

IMPAIRMENT OF LONG-LIVED ASSETS (PROPERTY, EQUIPMENT AND SATELLITES, AND OTHER ASSETS)

In accordance with the authoritative guidance for impairment or disposal of long-lived assets (ASC 360), we assess potential impairments to our long-lived assets, including property, equipment and satellites and other assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. We recognize an impairment loss when the undiscounted cash flows expected to be generated by an asset (or group of assets) are less than the asset's carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. No material impairments were recorded by us for fiscal years 2011, 2010 and 2009.

INCOME TAXES AND VALUATION ALLOWANCE ON DEFERRED TAX ASSETS

Management evaluates the realizability of our deferred tax assets and assesses the need for a valuation allowance on a quarterly basis. In accordance with the authoritative guidance for income taxes (ASC 740), net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Our valuation allowance against deferred tax assets decreased from $13.1 million at April 2, 2010 to $12.7 million at April 1, 2011. The valuation allowance primarily relates to state net operating loss carryforwards and research credit carryforwards available to reduce state income taxes.

Accruals for uncertain tax positions are provided for in accordance with the authoritative guidance for accounting for uncertainty in income taxes (ASC 740). Under the authoritative guidance, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative guidance addresses the derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures.

We are subject to income taxes in the United States and numerous foreign jurisdictions. In the ordinary course of business there are calculations and transactions where the ultimate tax determination is uncertain. In addition, changes in tax laws and regulations as well as adverse judicial rulings could adversely affect the income tax provision. We believe we have adequately provided for income tax issues not yet resolved with federal, state and foreign tax authorities. However, if these provided amounts prove to be more than what is necessary, the reversal of the reserves would result in tax benefits being recognized in the period in which we determine that provision for the liabilities is no longer necessary. If an ultimate tax assessment exceeds our estimate of tax liabilities, an additional charge to expense would result.

RESULTS OF OPERATIONS

The following table presents, as a percentage of total revenues, income statement data for the periods indicated.

Fiscal Years Ended	April 1, 2011	April 2, 2010	April 3, 2009
Revenues:	100.0%	100.0%	100.0%
Product revenues	65.3	84.9	94.8
Service revenues	34.7	15.1	5.2
Operating expenses:			
Cost of product revenues	48.6	59.3	67.6
Cost of service revenues	20.0	9.7	3.5
Selling, general and administrative	20.5	19.3	15.7
Independent research and development	3.6	4.0	4.7
Amortization of acquired intangible assets	2.4	1.4	1.4
Income from operations	4.9	6.3	7.1
Income before income taxes	4.5	5.3	7.2
Provision for income taxes	0.0	0.8	1.1
Net income	4.5	4.5	6.1
Net income attributable to ViaSat, Inc.	4.5	4.5	6.1

FISCAL YEAR 2011 COMPARED TO FISCAL YEAR 2010

Product Revenues

Fiscal Years Ended (In millions, except percentages)	April 1, 2011	April 2, 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Product revenues	$ 523.9	$ 584.1	$ (60.1)	(10.3)%
Percentage of total revenues	65.3%	84.9%		

Product revenues decreased from $584.1 million to $523.9 million during fiscal year 2011 when compared to fiscal year 2010. The product revenue decline was primarily due to lower product sales in our commercial networks segment related to enterprise VSAT networks and products of $29.0 million and consumer broadband products of $29.0 million. Our government systems segment also experienced product revenue reductions as tactical data link products revenues decreased by $23.2 million and information assurance products revenues decreased by $7.0 million. These decreases were offset by higher product sales of $15.5 million in antenna systems products, $10.7 million in government satellite communication systems and $6.1 million in next-generation broadband equipment development programs.

In the fourth quarter of fiscal year 2011, based on recent events, including communications with the DCMA, changes in the regulatory environment for federal government contractors and the status of current government audits, we recorded an additional $5.0 million in contract-related reserves for our estimate of potential refunds to customers for potential cost adjustments on several multi-year U.S. government cost reimbursable contracts, which resulted in a decrease to revenues and earnings. For additional information, see "Risk Factors — Our Business Could Be Adversely Affected by a Negative Audit by the U.S. Government" in our most recent Annual Report on Form 10-K.

Service Revenues

Fiscal Years Ended (In millions, except percentages)	April 1, 2011	April 2, 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Service revenues	$ 278.3	$ 104.0	$ 174.3	167.6%
Percentage of total revenues	34.7%	15.1%		

Service revenues increased from $104.0 million to $278.3 million during fiscal year 2011 when compared to fiscal year 2010 primarily due to our acquisition of WildBlue in December 2009, which contributed an increase in service revenues of $152.8 million in fiscal year 2011 when compared to fiscal year 2010. The remaining service revenue increases were primarily driven by growth in government satellite communication systems and mobile broadband services of $16.0 million.

Cost of Product Revenues

Fiscal Years Ended (In millions, except percentages)	April 1, 2011	April 2, 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Cost of product revenues	$ 389.9	$ 408.5	$ (18.6)	(4.5)%
Percentage of product revenues	74.4%	69.9%		

Cost of product revenues decreased from $408.5 million to $389.9 million during fiscal year 2011 when compared to fiscal year 2010. On a constant margin basis the decreased revenues caused a $38.6 million reduction in cost of product revenues. This decrease was offset by an increase in cost of product revenues of $8.5 million due to an additional program forward loss in our government systems segment for a government satellite communication program recorded in the first quarter of fiscal year 2011, as discussed below, and an additional increase in cost of product revenues of $11.5 million mainly as a result of product cost increases from lower margin development programs in our consumer broadband, information assurance and next-generation tactical datalink product areas. Cost of product revenues may fluctuate in future periods depending on the mix of products sold, competition, new product introduction costs and other factors.

In June 2010, we performed extensive integration testing of numerous system components that had been separately developed as part of a government satellite communication program. As a result of this testing and subsequent internal reviews and analyses, we determined that significant additional rework was required in order to complete the program requirements and specifications and to prepare for a scheduled customer test in our fiscal second quarter. This additional rework and engineering effort resulted in a substantial increase in estimated labor and material costs to complete the program. Accordingly, during the first quarter of fiscal year 2011, we recorded an additional forward loss of $8.5 million related to this estimate of program costs. While we believe the additional forward loss is adequate to cover known risks to date and that steps taken to improve the program performance will be effective, the program is ongoing and our efforts and the end

results must be satisfactory to the customer. We believe that our estimate of costs to complete the program is appropriate based on known information, however, additional future losses could be required.

Cost of Service Revenues

Fiscal Years Ended (In millions, except percentages)	April 1, 2011	April 2, 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Cost of service revenues	$ 160.6	$ 66.8	$ 93.8	140.3%
Percentage of service revenues	57.7%	64.3%		

Cost of service revenues increased from $66.8 million to $160.6 million during fiscal year 2011 when compared to fiscal year 2010 primarily due to our acquisition of WildBlue in December 2009, which contributed to an increase of approximately $83.9 million. The remainder of the cost of service revenues growth was due to an $11.5 million increase from our government satellite communication systems and mobile broadband services driven by service revenues increases. During the fourth quarter of fiscal year 2011, we also recorded a benefit to cost of service revenues of $5.2 million related to a WildBlue satellite capacity contract liability acquired and release of future payment liabilities related thereto.

Cost of service revenues may fluctuate in future periods depending on the mix of services provided, competition, new service introduction costs and other factors.

Selling, General and Administrative Expenses

Fiscal Years Ended (In millions, except percentages)	April 1, 2011	April 2, 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Selling, general and administrative	$ 164.3	$ 132.9	$ 31.4	23.6%
Percentage of total revenues	20.5%	19.3%		

The increase in selling, general and administrative (SG&A) expenses of $31.4 million during fiscal year 2011 compared to fiscal prior year 2010 was primarily due to our acquisition of WildBlue, which contributed an additional $30.0 million in SG&A expenses, including $8.7 million in transaction-related expenses incurred in connection with the acquisition. Our other SG&A expenses increased $10.7 million primarily due to additional support costs resulting from growth in our business. SG&A expenses consist primarily of personnel costs and expenses for business development, marketing and sales, bid and proposal, facilities, finance, contract administration and general management.

Independent Research and Development

Fiscal Years Ended (In millions, except percentages)	April 1, 2011	April 2, 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Independent research and development	$ 28.7	$ 27.3	$ 1.4	5.1%
Percentage of total revenues	3.6%	4.0%		

The increase in IR&D expenses of approximately $1.4 million reflects a year-over-year increase in our commercial networks segment of $2.7 million principally related to next-generation satellite communication systems, offset by a decrease in our government systems segment of approximately $1.6 million primarily due to next-generation military satellite communication systems development programs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT.)

Amortization of Acquired Intangible Assets. We amortize our acquired intangible assets from prior acquisitions over their estimated useful lives ranging from eight months to ten years. The increase in amortization of approximately $9.9 million in fiscal year 2011 when compared to last fiscal year was the result of our acquisition of WildBlue in December 2009, which contributed an increase of $9.2 million, and our acquisition of Stonewood in July 2010, which contributed an increase of $1.6 million. These increases were slightly offset by a decrease in amortization as certain acquired technology and other intangibles in our commercial networks and government systems segments became fully amortized during fiscal year 2011. Current and expected amortization expense for acquired intangible assets for each of the following periods is as follows:

(In thousands)	Amortization
Expected for fiscal year 2012	$ 18,735
Expected for fiscal year 2013	15,623
Expected for fiscal year 2014	13,879
Expected for fiscal year 2015	13,803
Expected for fiscal year 2016	10,203
Thereafter	9,646
	$ 81,889

Interest Income. The decrease in interest income of $0.3 million year-over-year was primarily due to lower interest rates on our investments and lower average invested cash balances during fiscal year 2011 when compared to fiscal year 2010.

Interest Expense. The decrease in interest expense of $4.2 million year-over-year was primarily due to higher capitalized interest associated with our ViaSat-1 satellite, related gateway and networking equipment, and other assets under construction. For fiscal years 2011 and 2010, we capitalized interest expense of approximately $28.3 million and $8.8 million, respectively. Interest expense incurred during fiscal years 2011 and 2010 relates to the 8.875% Senior Notes due 2016 (the Notes), which were issued during the third quarter of fiscal year 2010, and the Company's revolving credit facility (the Credit Facility).

(Benefit from) Provision for Income Taxes. The decrease in the effective income tax rate from 15.0% in fiscal year 2010 compared to zero in fiscal year 2011 was primarily due to increased federal tax credits in fiscal year 2011, as the federal research credit in fiscal year 2011 included fifteen months of the credit compared to only nine months in fiscal year 2010 as a result of the December 2010 reinstatement of the credit retroactively from January 1, 2010.

OUR SEGMENT RESULTS FISCAL YEAR 2011 COMPARED TO FISCAL YEAR 2010

GOVERNMENT SYSTEMS SEGMENT

Revenues

Fiscal Years Ended (In millions, except percentages)	April 1, 2011	April 2, 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$ 384.1	$ 385.2	$ (1.0)	(0.3)%

Our government systems segment experienced a slight revenue decrease in fiscal year 2011 compared to fiscal year 2010 primarily attributable to tactical data link revenue reductions of $20.2 million and information assurance products of $6.1 million, offset by continued growth in our government satellite communication systems revenues of $23.2 million.

In the fourth quarter of fiscal year 2011, based on recent events, including communications with the DCMA, changes in the regulatory environment for federal government contractors and the status of current government audits, we recorded an additional $5.0 million in contract-related reserves for our estimate of potential refunds to customers for potential cost adjustments on several multi-year U.S. government cost reimbursable contracts, which resulted in a decrease to revenues and earnings. For additional information, see "Risk Factors — Our Business Could Be Adversely Affected by a Negative Audit by the U.S. Government" in our most recent Annual Report on Form 10-K.

Segment Operating Profit

Fiscal Years Ended (In millions, except percentages)	April 1, 2011	April 2, 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	$ 29.9	$ 55.7	$ (25.8)	(46.4)%
Percentage of segment revenues	7.8%	14.5%		

The decrease in our government systems segment operating profit of $25.8 million year-over-year was primarily due to decreased revenues, including the $5.0 million cost reimbursable contracts revenue reserve recorded in the fourth quarter of fiscal year 2011 discussed above. Additionally, the segment experienced lower product contributions, mainly related to the $8.5 million forward loss recorded on a government satellite communication program in the first quarter of fiscal year 2011 as discussed below, as well as an increase in selling, support and new business proposal costs of $15.0 million.

In June 2010, we performed extensive integration testing of numerous system components that had been separately developed as part of a government satellite communication program. As a result of this testing and subsequent internal reviews and analyses, we determined that significant additional rework was required in order to complete the program requirements and specifications and to prepare for a scheduled customer test in our fiscal second quarter. This additional rework and engineering effort resulted in a substantial increase in estimated labor and material costs to complete the program. Accordingly, during the first quarter of fiscal year 2011 we recorded an additional forward loss of $8.5 million related to this estimate of program costs. While we believe the additional forward loss is adequate to cover known risks to date and that steps taken to improve the program performance will be effective, the program is ongoing and our efforts and the end results must be satisfactory to the customer. We believe that our estimate of costs to complete the program is appropriate based on known information, however, additional future losses could be required.

COMMERCIAL NETWORKS SEGMENT

Revenues

Fiscal Years Ended (In millions, except percentages)	April 1, 2011	April 2, 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$ 183.1	$ 227.1	$ (44.0)	(19.4)%

The decrease of approximately $44.0 million in our commercial networks segment revenue in fiscal year 2011 compared to fiscal year 2010 was attributable to a decrease of $30.5 million in consumer broadband products and services and $27.2 million in enterprise VSAT networks products and services. These decreases were offset by increases in revenues of $17.5 million in antenna systems products and services and $6.1 million in next generation broadband equipment development programs.

Segment Operating (Loss) Profit

Fiscal Years Ended (In millions, except percentages)	April 1, 2011	April 2, 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating (loss) profit	$ (9.5)	$ 6.1	$ (15.6)	(255.7)%
Percentage of segment revenues	(5.2)%	2.7%		

Our commercial networks segment results yielded an operating loss in fiscal year 2011 compared to an operating profit in fiscal year 2010. This change was primarily due to lower earnings contributions of approximately $16.1 million due to the lower revenues and an increase in IR&D costs of $2.7 million, which were offset by a decrease in selling, support and new business proposal costs of approximately $3.2 million.

SATELLITE SERVICES SEGMENT

Revenues

Fiscal Years Ended (In millions, except percentages)	April 1, 2011	April 2, 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$ 235.0	$ 75.8	$ 159.1	209.9%

The increase of approximately $159.1 million in satellite services segment revenue in fiscal year 2011 compared to fiscal year 2010 was attributable to our acquisition of WildBlue in December 2009, which contributed an additional $157.4 million

in total revenue. The remainder of the increase in our satellite services segment was primarily driven by growth in our mobile broadband services revenues.

Segment Operating Profit (Loss)

Fiscal Years Ended (In millions, except percentages)	April 1, 2011	April 2, 2010	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit (loss)	$ 38.2	$ (9.3)	$ 47.5	510.8%
Percentage of segment revenues	16.3%	(12.3)%		

Our satellite services segment generated an operating profit in fiscal year 2011 compared to an operating loss in fiscal year 2010. This change was primarily attributable to our acquisition of WildBlue in December 2009 and related year-over-year profitability growth. During the fourth quarter of fiscal year 2011, we also recorded a benefit to cost of service revenues of $5.2 million related to a WildBlue satellite capacity contract liability acquired and release of future payment liabilities related thereto.

FISCAL YEAR 2010 COMPARED TO FISCAL YEAR 2009

Product Revenues

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Product revenues	$ 584.1	$ 595.3	$ (11.3)	(1.9)%
Percentage of total revenues	84.9%	94.8%		

Product revenues decreased from $595.3 million to $584.1 million during fiscal year 2010 when compared to fiscal year 2009. The decrease in product revenues was primarily due to lower product sales of $15.8 million in information assurance products, $14.7 million in consumer broadband products, $11.7 million in mobile broadband satellite communications systems products and $5.1 million in tactical data link products, offset by higher product sales of $13.7 million in enterprise VSAT networks and products, $10.7 million in government satellite communication systems and $9.3 million in antenna systems products.

Service Revenues

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Service revenues	$ 104.0	$ 32.8	$ 71.2	216.7%
Percentage of total revenues	15.1%	5.2%		

Service revenues increased from $32.8 million to $104.0 million during fiscal year 2010 when compared to fiscal year 2009 primarily due to the acquisition of WildBlue in December 2009, which contributed $62.5 million of service revenues in fiscal year 2010. The remainder of the service revenue increase was primarily driven by growth in our mobile broadband service revenues and approximately $5.2 million from our government satellite communication systems service sales.

Cost of Product Revenues

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Cost of product revenues	$ 408.5	$ 424.6	$ (16.1)	(3.8)%
Percentage of product revenues	69.9%	71.3%		

Our cost of product revenues decreased from $424.6 million to $408.5 million during fiscal year 2010 when compared to fiscal year 2009 primarily due to the decreased product revenues, which caused a decrease of approximately $8.0 million in cost of product revenues. We also experienced improved product margins resulting in a further decrease in cost of product revenues of approximately $8.1 million. This improvement in margin was primarily due to product cost reductions in information assurance products, consumer broadband programs and enterprise VSAT networks in fiscal year 2010 compared to fiscal year 2009.

Cost of Service Revenues

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Cost of service revenues	$ 66.8	$ 22.2	$ 44.6	201.0%
Percentage of service revenues	64.3%	67.6%		

Our cost of service revenues increased from $22.2 million to $66.8 million during fiscal year 2010 when compared to fiscal year 2009 primarily due to the service revenue increase from the acquisition of WildBlue in December 2009. The remainder of the increase in cost of service revenues was primarily driven by service revenue increases from our mobile broadband services and our government satellite communication systems services.

Selling, General and Administrative Expenses

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Selling, general and administrative	$ 132.9	$ 98.6	$ 34.3	34.7%
Percentage of total revenues	19.3%	15.7%		

The increase in SG&A expenses of $34.3 million during fiscal year 2010 compared to fiscal year 2009 was primarily attributable to $21.0 million in SG&A attributable to WildBlue since the date of acquisition (of which $2.7 million related to certain post-acquisition charges recorded for restructuring cost related to terminated employees), $8.7 million in transaction-related expenses incurred in connection with the WildBlue acquisition and approximately $3.8 million in new business proposal costs for new contract awards. SG&A expenses consist primarily of personnel costs and expenses for business development, marketing and sales, bid and proposal, facilities, finance, contract administration and general management.

Independent Research and Development

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Independent research and development	$ 27.3	$ 29.6	$ (2.3)	(7.8)%
Percentage of total revenues	4.0%	4.7%		

The decrease in IR&D expenses of approximately $2.3 million reflects a year-over-year decrease in the government systems segment of $3.4 million, offset by an increase in the commercial networks segment of $1.1 million, for fiscal year 2010 when compared to fiscal year 2009. The lower IR&D expenses were principally due to a shift of some of our efforts from internal development projects to customer-funded development.

Amortization of Acquired Intangible Assets. We amortize our acquired intangible assets from prior acquisitions over their estimated useful lives ranging from eight months to ten years. The increase in amortization was primarily due to the amortization of approximately $3.8 million related to the new intangibles acquired as a result of the WildBlue acquisition in December 2009, offset partially by a decrease in amortization due to the fact that certain acquired technology intangibles in our commercial networks segment became fully amortized during fiscal year 2010.

Interest Income. The decrease in interest income of $0.8 million year-over-year was primarily due to lower interest rates on our investments and lower average invested cash balances during fiscal year 2010 when compared to fiscal year 2009.

Interest Expense. The increase in interest expense of $6.8 million year-over-year was primarily due to interest expense on the Notes and the Credit Facility. We capitalized $8.8 million of interest expense associated with the construction of our ViaSat-1 satellite and other assets currently under construction during fiscal year 2010 compared to no amounts capitalized during fiscal year 2009.

Provision for Income Taxes. The effective income tax rate remained flat at 15.0% in fiscal years 2010 and 2009. The provision for income taxes for fiscal year 2010 reflects the expiration of the federal research and development tax credit on December 31, 2009, and the recognition of approximately $3.5 million of previously unrecognized tax benefits due to the expiration of the statute of limitations for certain previously filed tax returns.

OUR SEGMENT RESULTS FISCAL YEAR 2010 COMPARED TO FISCAL YEAR 2009

GOVERNMENT SYSTEMS SEGMENT

Revenues

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$ 385.2	$ 388.7	$ (3.5)	(0.9)%

The revenue decrease in our government systems segment was primarily due to lower sales of $16.4 million in information assurance products, primarily due to delayed awards caused by the timing of government funding for a number of customers and $4.3 million in tactical data link products, offset by higher sales of $15.9 million in our government satellite communication systems and higher sales of approximately $1.3 million spread across various other products.

Segment Operating Profit

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	$ 55.7	$ 57.0	$ (1.3)	(2.3)%
Percentage of segment revenues	14.5 %	14.7%		

Our government systems segment operating profit decreased $1.3 million during fiscal year 2010 when compared to fiscal year 2009, primarily due to higher new business proposal costs for new contract awards of approximately $5.5 million offset by lower IR&D costs of approximately $3.4 million.

COMMERCIAL NETWORKS SEGMENT

Revenues

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$ 227.1	$ 230.8	$ (3.7)	(1.6)%

Our commercial networks segment revenue decrease was mainly due to a reduction in product sales of $15.7 million from our consumer broadband products, partially due to ViaSat no longer selling equipment to WildBlue as a customer following our acquisition of WildBlue and $11.8 million from our mobile broadband satellite communication systems products. These decreases were offset by higher product sales of $13.5 million from our enterprise VSAT networks and $9.4 million from our antenna systems products.

Segment Operating Profit

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating profit	$ 6.1	$ 0.1	$ 6.0	9,568.3%
Percentage of segment revenues	2.7 %	0.0%		

Our commercial networks segment operating profit increased in fiscal year 2010 when compared to fiscal year 2009, primarily due to product cost decreases resulting in higher product margin contributions of approximately $4.9 million, mainly from our consumer broadband products and our enterprise VSAT networks products, and a $3.2 million decrease in selling, support and new business proposal costs, offset by a $1.1 million increase in IR&D costs.

SATELLITE SERVICES SEGMENT

Revenues

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Revenues	$ 75.8	$ 8.7	$ 67.1	771.9%

The increase in our satellite services segment revenue in fiscal year 2010 when compared to fiscal year 2009 was primarily due to the acquisition of WildBlue in December 2009, which contributed $63.4 million of revenues in fiscal year 2010. The remainder of the revenue increase was primarily driven by growth in our mobile broadband services revenues.

Segment Operating Loss

Fiscal Years Ended (In millions, except percentages)	April 2, 2010	April 3, 2009	Dollar Increase (Decrease)	Percentage Increase (Decrease)
Segment operating loss	$ (9.3)	$ (4.0)	$ (5.3)	(133.9)%
Percentage of segment revenues	(12.3)%	(45.8)%		

The increase in our satellite services segment operating loss of $5.3 million in fiscal year 2010 when compared to fiscal year 2009 was primarily due to approximately $8.7 million in transaction-related expenses incurred in connection with the WildBlue acquisition and $21.0 million in SG&A expenses incurred by WildBlue during fiscal year 2010 since the date of acquisition (of which $2.7 million was related to certain post-acquisition charges recorded for restructuring costs related to terminated employees), offset by WildBlue revenues and related product contributions of $25.5 million.

BACKLOG

As reflected in the table below, both funded and firm backlog increased during fiscal year 2011 in the government systems segment, despite continuing U.S. government defense budget delays. Funded and firm backlog in the commercial segment declined primarily due to expected contract awards being delayed and shifting to the early part of fiscal year 2012.

(In millions)	April 1, 2011	April 2, 2010
FIRM BACKLOG		
Government Systems segment	$ 283.8	$ 217.8
Commercial Networks segment	216.7	283.5
Satellite Services segment	28.2	27.5
Total	$ 528.7	$ 528.8
FUNDED BACKLOG		
Government Systems segment	$ 235.6	$ 210.0
Commercial Networks segment	216.7	283.5
Satellite Services segment	28.2	27.5
Total	$ 480.5	$ 521.0

The firm backlog does not include contract options. Of the $528.7 million in firm backlog, approximately $357.2 million is expected to be delivered in fiscal year 2012, and the balance is expected to be delivered in fiscal year 2013 and thereafter. We include in our backlog only those orders for which we have accepted purchase orders.

Our total new awards were $853.5 million, $773.0 million and $736.0 million for fiscal years 2011, 2010 and 2009, respectively. New contract awards in fiscal year 2011 were a record for us.

Backlog is not necessarily indicative of future sales. A majority of our contracts can be terminated at the convenience of the customer. Orders are often made substantially in advance of delivery, and our contracts typically provide that orders may be terminated with limited or no penalties. In addition, purchase orders may present product specifications that would require us to complete additional product development. A failure to develop products meeting such specifications could lead to a termination of the related contract.

Firm backlog amounts as presented are comprised of funded and unfunded components. Funded backlog represents the sum of contract amounts for which funds have been specifically obligated by customers to contracts. Unfunded backlog represents future amounts that customers may obligate over the specified contract performance periods. Our customers allocate funds for expenditures on long-term contracts on a periodic basis. Our ability to realize revenues from contracts in backlog is dependent upon adequate funding for such contracts. Although we do not control the funding of our contracts, our experience indicates that actual contract fundings have ultimately been approximately equal to the aggregate amounts of the contracts.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT.)

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

We have financed our operations to date primarily with cash flows from operations, bank line of credit financing, debt financing and equity financing. At April 1, 2011, we had $40.5 million in cash and cash equivalents, $167.5 million in working capital and $60.0 million in principal amount of outstanding borrowings under our Credit Facility. At April 2, 2010, we had $89.6 million in cash and cash equivalents, $214.5 million in working capital and $60.0 million in principal amount of outstanding borrowings under our Credit Facility. We invest our cash in excess of current operating requirements in short-term, interest-bearing, investment-grade securities.

The general cash needs of our government systems, commercial networks and satellite services segments can vary significantly. In our government systems segment, the primary factors determining cash needs tend to be the type and mix of contracts in backlog (i.e., product or service, development or production, and timing of payments), and restrictions on the timing of cash payments under U.S. government procurement regulations. In our commercial networks segment cash needs tend to be driven primarily by the type and mix of contracts in backlog, the nature and quality of customers, and the payment terms of customers (including whether advance payments are made or customer financing is required). Other factors affecting the cash needs of these segments include contract duration and program performance. For example, if a program is performing well and meeting its contractual requirements, then its cash flow requirements are usually lower. The cash needs of our satellite services segment tend to be driven primarily by the timing of payment of capital expenditures (e.g., milestones under our satellite construction, timing of network expansion activities and launch contracts), as well as the quality of customer, type of contract and payment terms.

To further enhance our liquidity position, we may obtain additional financing, which could consist of debt, convertible debt or equity financing from public and/or private capital markets. In March 2010, we filed a universal shelf registration statement with the Securities and Exchange Commission (SEC) for the future sale of an unlimited amount of debt securities, common stock, preferred stock, depositary shares, warrants and rights. The securities may be offered from time to time, separately or together, directly by us, by selling security holders, or through underwriters, dealers or agents at amounts, prices, interest rates and other terms to be determined at the time of the offering.

Our future capital requirements will depend upon many factors, including the timing and amount of cash required for the ViaSat-1 satellite project pursuant to our contractual commitments, other future broadband satellite projects we may engage in, expansion of our research and development and marketing efforts, and the nature and timing of orders. Additionally, we will continue to evaluate possible acquisitions of, or investments in complementary businesses, products and technologies which may require the use of cash or additional financing. We believe that our current cash balances and net cash expected to be provided by operating activities along with availability under our Credit Facility will be sufficient to meet our anticipated operating requirements for at least the next twelve months.

CASH FLOWS

Cash provided by operating activities in fiscal year 2011 was $169.6 million compared to cash provided by operating activities in fiscal year 2010 of $112.5 million. This increase of $57.1 million in cash provided by operating activities was primarily driven by our operating results (net income adjusted for depreciation, amortization and other non-cash charges) which generated $63.0 million of cash inflows, offset by a $5.9 million year-over-year increase in cash used to fund net operating asset needs. The increase in cash inflows was primarily due to the operations of WildBlue being included for the entire fiscal year. The increase in net operating assets was predominantly due to additional investment in our inventory of $15.6 million from April 2, 2010 to support our government satellite communication systems and next generation broadband equipment programs, as well as due to a $15.5 million increase in combined billed and unbilled accounts receivables, net, from April 2, 2010 attributable to contractual timing of certain milestones in our government systems segment.

Cash used in investing activities in fiscal year 2011 was $237.7 million compared to cash used in investing activities in fiscal year 2010 of $519.0 million. The decrease in cash used in investing activities was primarily related to $378.0 million of net cash used for the acquisition of WildBlue in fiscal year 2010, compared to approximately $13.5 million of net cash used for the acquisition of Stonewood in fiscal year 2011 and a decrease of approximately $13.8 million in capital expenditures for the construction of ViaSat-1. This decrease was offset by an increase of approximately $49.3 million in capital expenditures for new CPE units used in our retail consumer broadband service and other general purpose equipment, and an additional $38.3 million for the construction of gateway facilities and network operation systems related to ViaSat-1.

Cash provided by financing activities for fiscal year 2011 was $18.6 million compared to $432.1 million for fiscal year 2010. This $413.5 million decrease related primarily to $271.6 million in proceeds, net of issue discount, from our borrowing under the Notes, $60.0 million in proceeds, net of repayments, from borrowings under our Credit Facility, and $100.5 million in net proceeds from a public offering of common stock during fiscal year 2010. These cash inflows in fiscal year 2010 were offset by the payment of debt issuance costs of $12.8 million and the repurchase of 251,731 shares of ViaSat common stock from Intelsat for approximately $8.0 million compared to a $2.8 million payment of debt issuance costs in fiscal year 2011. In addition, cash provided by financing activities for both periods included cash received from stock

option exercises and employee stock purchase plan purchases, which raised an additional $3.3 million year-over-year, and cash used for the repurchase of common stock related to net share settlement of certain employee tax liabilities in connection with the vesting of restricted stock unit awards.

SATELLITE-RELATED ACTIVITIES

In January 2008, we entered into several agreements with Space Systems/Loral, Inc. (SS/L), Loral Space & Communications, Inc. (Loral) and Telesat Canada related to our anticipated high-capacity satellite system. Under the satellite construction contract with SS/L, we purchased ViaSat-1, a new high-capacity Ka-band spot-beam satellite designed by us and currently under construction by SS/L for approximately $209.1 million, subject to purchase price adjustments based on satellite performance. The total cost of the satellite is $246.0 million, but, as part of the satellite purchase arrangements, Loral executed a separate contract with SS/L whereby Loral is purchasing the Canadian beams on the ViaSat-1 satellite for approximately $36.9 million (15% of the total satellite cost). We have entered into a beam sharing agreement with Loral, whereby Loral has agreed to reimburse us for 15% of the total costs associated with launch and launch insurance, which is estimated to be approximately $22.5 million, and in-orbit insurance and satellite operating costs post launch. On March 1, 2011, Loral entered into agreements with Telesat Canada pursuant to which Loral assigned to Telesat Canada and Telesat Canada assumed from Loral all of Loral's rights and obligations with respect to the Canadian beams on ViaSat-1.

In November 2008, we entered into a launch services agreement with Arianespace to procure launch services for ViaSat-1 at a cost estimated to be $107.8 million, depending on the mass of the satellite at launch. In March 2009, we substituted ILS International Launch Services, Inc. (ILS) for Arianespace as the primary provider of launch services for ViaSat-1 and, accordingly, we entered into a contract for launch services with ILS to procure launch services for ViaSat-1 at an estimated cost of approximately $80.0 million, subject to certain adjustments, resulting in a net savings of approximately $20.0 million.

On May 7, 2009, we entered into an Amended and Restated Launch Services Agreement with Arianespace whereby Arianespace has agreed to perform certain launch services to maintain the launch capability for ViaSat-1, should the need arise, or for launch services of a future ViaSat satellite launch prior to December 2015. This amendment and restatement also provides for certain cost adjustments depending on fluctuations in foreign currencies, mass of the satellite launched and launch period timing.

The projected total cost of the ViaSat-1 project, including the satellite, launch, insurance and related gateway infrastructure, through in-service of the satellite is estimated to be approximately $400.0 million, excluding capitalized interest, and will depend on the timing of the gateway infrastructure roll-out, among other things. However, we anticipate capitalizing certain amounts of interest expense related to our outstanding borrowings in connection with our capital projects under construction, such as construction of ViaSat-1 and other assets. We continually evaluate alternative strategies that would limit our total required investment. We believe we have adequate sources of funding for the project, which includes our cash on hand, the cash we expect to generate from operations, and additional borrowing ability based on our financial position and debt leverage ratio. We believe this provides us flexibility to execute this project in an appropriate manner and/or obtain outside equity under terms that we consider reasonable.

SENIOR NOTES DUE 2016

On October 22, 2009, we issued $275.0 million in principal amount of Notes in a private placement to institutional buyers. The Notes were exchanged in May 2010 for substantially identical Notes that had been registered with the SEC. The Notes bear interest at the rate of 8.875% per year, payable semi-annually in cash in arrears, which interest payments commenced in March 2010. The Notes were issued with an original issue discount of 1.24%, or $3.4 million. The Notes are recorded as long-term debt, net of original issue discount, in our consolidated financial statements. The original issue discount and deferred financing cost associated with the issuance of the Notes are amortized to interest expense on a straight-line basis over the term of the Notes.

The Notes are guaranteed on an unsecured senior basis by each of our existing and future subsidiaries that guarantees the Credit Facility (the Guarantor Subsidiaries). The Notes and the guarantees are our and the Guarantor Subsidiaries' general senior unsecured obligations and rank equally in right of payment with all of their existing and future unsecured unsubordinated debt. The Notes and the guarantees are effectively junior in right of payment to their existing and future secured debt, including under the Credit Facility (to the extent of the value of the assets securing such debt), are structurally subordinated to all existing and future liabilities (including trade payables) of our subsidiaries that are not guarantors of the Notes, and are senior in right of payment to all of their existing and future subordinated indebtedness.

The indenture governing the Notes limits, among other things, our and our restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce our satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

Prior to September 15, 2012, we may redeem up to 35% of the Notes at a redemption price of 108.875% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. We may also redeem the Notes prior to September 15, 2012, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest, if any, thereon to the redemption date. The applicable premium is calculated as the greater of: (i) 1.0% of the principal amount of such Notes and (ii) the excess, if any, of (a) the present value at such date of redemption of (1) the redemption price of such Notes on September 15, 2012 plus (2) all required interest payments due on such Notes through September 15, 2012 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the treasury rate (as defined under the indenture) plus 50 basis points, over (b) the then-outstanding principal amount of such Notes. The Notes may be redeemed, in whole or in part, at any time during the twelve months beginning on September 15, 2012 at a redemption price of 106.656%, during the twelve months beginning on September 15, 2013 at a redemption price of 104.438%, during the twelve months beginning on September 15, 2014 at a redemption price of 102.219%, and at any time on or after September 12, 2015 at a redemption price of 100%, in each case plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control occurs (as defined under the indenture), each holder will have the right to require us to repurchase all or any part (equal to $2,000 or larger integral multiples of $1,000) of such holder's Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the Notes repurchased plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

CREDIT FACILITY

As of April 1, 2011, the Credit Facility provided a revolving line of credit of $325.0 million (including up to $35.0 million of letters of credit), with a maturity date of January 25, 2016. On January 25, 2011 we amended the Credit Facility to (1) increase our revolving line of credit from $275.0 million to $325.0 million, (2) extend the maturity date of the Credit Facility from July 1, 2012 to January 25, 2016, (3) decrease the commitment fee and the applicable margin for Eurodollar and base rate loans under the Credit Facility, and (4) amend certain financial and other covenants to provide us with increased flexibility. Borrowings under the Credit Facility bear interest, at our option, at either (1) the highest of the Federal Funds rate plus 0.50%, Eurodollar rate plus 1.00% or the administrative agent's prime rate as announced from time to time, or (2) at the Eurodollar rate plus, in the case of each of (1) and (2), an applicable margin that is based on the ratio of our debt to earnings before interest, taxes, depreciation and amortization (EBITDA). At April 1, 2011, the weighted average effective interest rate on our outstanding borrowings under the Credit Facility was 3.29%. We have capitalized certain amounts of interest expense on our Credit Facility in connection with the construction of ViaSat-1, related gateway and networking equipment, and other assets currently under construction. The Credit Facility is guaranteed by certain of our domestic subsidiaries and collateralized by substantially all of our respective assets. The Credit Facility contains financial covenants regarding a maximum leverage ratio, a maximum senior secured leverage ratio and a minimum interest coverage ratio. In addition, the Credit Facility contains covenants that restrict, among other things, our ability to sell assets, make investments and acquisitions, make capital expenditures, grant liens, pay dividends and make certain other restricted payments. At April 1, 2011, we had $60.0 million in principal amount of outstanding borrowings under the Credit Facility and $14.3 million outstanding under standby letters of credit, leaving borrowing availability under the Credit Facility as of April 1, 2011 of $250.7 million.

CONTRACTUAL OBLIGATIONS

The following table sets forth a summary of our obligations at April 1, 2011:

For the Fiscal Years Ending (In thousands)	Total	2012	2013-2014	2015-2016	Thereafter
Operating leases and satellite capacity agreements	$ 161,919	$ 35,642	$ 55,402	$ 28,857	$ 42,018
Capital lease	3,269	1,238	2,031	—	—
The Notes[1]	408,217	24,406	48,813	48,813	286,185
Line of credit	60,000	—	—	60,000	—
Standby letters of credit	14,278	14,278	—	—	—
Purchase commitments including satellite-related agreements	502,378	194,950	136,927	97,950	72,551
Total	$ 1,150,061	$ 270,514	$ 243,173	$ 235,620	$ 400,754

(1) Includes total interest payments on the Notes of $24.4 million in fiscal year 2012, $48.8 million in fiscal 2013-2014, $48.8 million in fiscal 2015-2016 and $11.2 million thereafter.

We purchase components from a variety of suppliers and use several subcontractors and contract manufacturers to provide design and manufacturing services for our products. During the normal course of business, we enter into agreements with subcontractors, contract manufacturers and suppliers that either allow them to procure inventory based upon criteria defined by us or that establish the parameters defining our requirements. We have also entered into agreements with suppliers for the construction, operation and launch of ViaSat-1. In addition, we have contracted for an additional launch which can be used as a back-up launch for ViaSat-1 or for a future satellite. In certain instances, these agreements allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to firm orders being placed. Consequently, only a portion of our reported purchase commitments arising from these agreements are firm, non-cancelable and unconditional commitments.

Our consolidated balance sheets included $23.8 million and $24.4 million of "other liabilities" as of April 1, 2011 and April 2, 2010, respectively, which primarily consisted of our long-term warranty obligations, deferred lease credits, long-term portion of deferred revenue and long-term unrecognized tax position liabilities. These remaining liabilities have been excluded from the above table as the timing and/or the amount of any cash payment is uncertain. See Note 8 to our consolidated financial statements for additional information regarding our income taxes and related tax positions and Note 13 to our consolidated financial statements for a discussion of our product warranties.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

For a discussion of "Certain Relationships and Related-Party Transactions," see Note 16 to our consolidated financial statements, which we incorporate herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

We had no material off-balance sheet arrangements at April 1, 2011 as defined in Regulation S-K Item 303(a)(4) other than as discussed under Contractual Obligations above or disclosed in the notes to our consolidated financial statements included in this Annual Report.

RECENT AUTHORITATIVE GUIDANCE

In October 2009, the Financial Accounting Standards Board (FASB) issued authoritative guidance for revenue recognition with multiple deliverables (Accounting Standards Updates 2009-13 (ASU 2009-13), which updated ASC 605-25). This new guidance impacts the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, this guidance modifies the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. This guidance will be effective for us beginning in the first quarter of fiscal year 2012; however, early adoption is permitted. We are currently evaluating the impact that the authoritative guidance may have on our consolidated financial statements and disclosures.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (ASC 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new authoritative guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards. While many of the amendments to U.S. GAAP are not expected to have a significant effect on practice, the new guidance changes some fair value measurement principles and disclosure requirements. This guidance will be effective for us beginning in the fourth quarter of fiscal year 2012. Adoption of this authoritative guidance is not expected to have a material impact on our consolidated financial statements and disclosures.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

Our financial instruments consist of cash and cash equivalents, trade accounts receivable, accounts payable, and short-term and long-term obligations, including the Credit Facility and the Notes. We consider investments in highly liquid instruments purchased with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents. As of April 1, 2011, we had $60.0 million and $275.0 million in principal amount of outstanding borrowings under our Credit Facility and Notes, respectively, and we held no short-term investments. Our exposure to market risk for changes in interest rates relates primarily to borrowings under our Credit Facility, cash equivalents, short-term investments and short-term obligations, as our Notes bear interest at a fixed rate.

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. To minimize this risk, we maintain a significant portion of our cash balance in money market funds. In general, money market funds are not subject to interest rate risk because the interest paid on such funds fluctuates with the prevailing interest rate. Our cash and cash equivalents earn interest at variable rates. Given recent declines in interest rates, our interest income has been and may continue to be negatively impacted. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. If the underlying weighted average

interest rate on our cash and cash equivalents, assuming balances remain constant over a year, changed by 50 basis points, interest income would have increased or decreased by approximately $0.1 million and $0.3 million for the fiscal years ended April 1, 2011 and April 2, 2010, respectively. Because our investment policy restricts us to invest in conservative, interest-bearing investments and because our business strategy does not rely on generating material returns from our investment portfolio, we do not expect our market risk exposure on our investment portfolio to be material.

As of April 1, 2011, we had $60.0 million in principal amount of outstanding borrowings under our Credit Facility. Our primary interest rate under the Credit Facility is the Eurodollar rate plus an applicable margin that is based on the ratio of our debt to EBITDA. As of April 1, 2011 and April 2, 2010, the weighted average effective interest rate on our outstanding borrowings under the Credit Facility was 3.29% and 4.75%, respectively. Assuming the outstanding balance remained constant over a year, a 50 basis point increase in the interest rate would increase interest incurred prior to effects of capitalized interest and cash flow by approximately $0.3 million for the fiscal years ended April 1, 2011 and April 2, 2010.

FOREIGN EXCHANGE RISK

We generally conduct our business in U.S. dollars. However, as our international business is conducted in a variety of foreign currencies and we pay some of our vendors in Euros, we are exposed to fluctuations in foreign currency exchange rates. Our objective in managing our exposure to foreign currency risk is to reduce earnings and cash flow volatility associated with foreign exchange rate fluctuations. Accordingly, from time to time, we may enter into foreign currency forward contracts to mitigate risks associated with foreign currency denominated assets, liabilities, commitments and anticipated foreign currency transactions.

As of April 1, 2011, we had a number of foreign currency forward contracts outstanding which are intended to reduce the foreign currency risk for amounts payable to vendors in Euros. The foreign currency forward contracts with a notional amount of $4.6 million had a fair value of approximately $0.2 million and were recorded in other current assets as of April 1, 2011. The fair value of these foreign currency forward contracts as of April 1, 2011 would have changed by approximately $0.5 million if the foreign currency forward rate for the Euro to the U.S. dollar on these foreign currency forward contracts had changed by 10%. As of April 2, 2010, we had no foreign currency exchange contracts outstanding.

SUMMARIZED QUARTERLY DATA (UNAUDITED)

The following financial information reflects all normal recurring adjustments which are, in the opinion of management, necessary for the fair statement of the results for the interim periods. Summarized quarterly data for fiscal years 2011 and 2010 are as follows:

(In thousands, except per share data)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2011				
Total revenues	$ 192,004	$ 197,889	$ 195,941	$ 216,372
Income from operations	7,383	13,073	7,012	11,785
Net income	3,400	7,801	12,927	12,296
Net income attributable to ViaSat, Inc.	3,261	7,786	12,924	12,144
Basic net income per share	0.08	0.19	0.31	0.29
Diluted net income per share	0.08	0.18	0.30	0.28
2010				
Total revenues	$ 158,408	$ 160,666	$ 156,364	$ 212,642
Income from operations	11,271	12,029	1,862	17,848
Net income	8,292	9,092	3,063	10,392
Net income attributable to ViaSat, Inc.	8,269	9,175	3,246	10,446
Basic net income per share	0.27	0.29	0.10	0.29
Diluted net income per share	0.25	0.28	0.09	0.27

Basic and diluted earnings per share are computed independently for each of the quarters presented. Therefore, the sum of quarterly basic and diluted per share information may not equal annual basic and diluted earnings per share.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures designed to provide reasonable assurance of achieving the objective that information in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified and pursuant to the requirements of the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), we carried out an evaluation, with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of April 1, 2011, the end of the period covered by this Annual Report. Based upon the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of April 1, 2011.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes. During the quarter ended April 1, 2011, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of the company's management, including our principal executive officer and principal financial officer, the company conducted an evaluation of the effectiveness of its internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the company's management concluded that its internal control over financial reporting was effective as of April 1, 2011.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The company's independent registered public accounting firm has audited the effectiveness of the company's internal control over financial reporting as of April 1, 2011, as stated in their report which appears on page 58.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VIASAT, INC.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows, and equity present fairly, in all material respects, the financial position of ViaSat, Inc. and its subsidiaries at April 1, 2011 and April 2, 2010, and the results of their operations and their cash flows for each of the three years in the period ended April 1, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 1, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



San Diego, California

May 26, 2011

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)	As of April 1, 2011	As of April 2, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 40,490	$ 89,631
Accounts receivable, net	191,889	176,351
Inventories	98,555	82,962
Deferred income taxes	18,805	17,346
Prepaid expenses and other current assets	21,141	28,857
Total current assets	370,880	395,147
Satellites, net	533,000	495,689
Property and equipment, net	233,139	155,804
Other acquired intangible assets, net	81,889	89,389
Goodwill	83,532	75,024
Other assets	103,308	82,499
Total assets	$ 1,405,748	$ 1,293,552
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 71,712	$ 78,355
Accrued liabilities	130,583	102,251
Current portion of other long-term debt	1,128	—
Total current liabilities	203,423	180,606
Senior Notes due 2016, net	272,296	271,801
Other long-term debt	61,946	60,000
Other liabilities	23,842	24,395
Total liabilities	561,507	536,802
Commitments and contingencies (Notes 11 and 12)		
Equity:		
ViaSat, Inc. stockholders' equity		
Series A, convertible preferred stock, $.0001 par value; 5,000,000 shares authorized; no shares issued and outstanding at April 1, 2011 and April 2, 2010, respectively	—	—
Common stock, $.0001 par value, 100,000,000 shares authorized; 41,664,767 and 39,792,633 shares outstanding at April 1, 2011 and April 2, 2010, respectively	4	4
Paid-in capital	601,029	545,962
Retained earnings	254,722	218,607
Common stock held in treasury, at cost, 560,363 and 407,137 shares at April 1, 2011 and April 2, 2010, respectively	(17,907)	(12,027)
Accumulated other comprehensive income	2,277	459
Total ViaSat, Inc. stockholders' equity	840,125	753,005
Noncontrolling interest in subsidiary	4,116	3,745
Total equity	844,241	756,750
Total liabilities and equity	$ 1,405,748	$ 1,293,552

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal Years Ended (In thousands, except per share data)	April 1, 2011	April 2, 2010	April 3, 2009
Revenues:			
Product revenues	$ 523,938	$ 584,074	$ 595,342
Service revenues	278,268	104,006	32,837
Total revenues	802,206	688,080	628,179
Operating expenses:			
Cost of product revenues	389,945	408,526	424,620
Cost of service revenues	160,623	66,830	22,204
Selling, general and administrative	164,265	132,895	98,624
Independent research and development	28,711	27,325	29,622
Amortization of acquired intangible assets	19,409	9,494	8,822
Income from operations	39,253	43,010	44,287
Other income (expense):			
Interest income	323	621	1,463
Interest expense	(3,154)	(7,354)	(509)
Income before income taxes	36,422	36,277	45,241
(Benefit from) provision for income taxes	(2)	5,438	6,794
Net income	36,424	30,839	38,447
Less: *Net income (loss) attributable to the noncontrolling interest, net of tax*	309	(297)	116
Net income attributable to ViaSat, Inc.	$ 36,115	$ 31,136	$ 38,331
Net income per share attributable to ViaSat, Inc. common stockholders:			
Basic net income per share attributable to ViaSat, Inc. common stockholders	$ 0.88	$ 0.94	$ 1.25
Diluted net income per share attributable to ViaSat, Inc. common stockholders	$ 0.84	$ 0.89	$ 1.20
Shares used in computing basic net income per share	40,858	33,020	30,772
Shares used in computing diluted net income per share	43,059	34,839	31,884

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Years Ended (In thousands)	April 1, 2011	April 2, 2010	April 3, 2009
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 36,424	$ 30,839	$ 38,447
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES			
Depreciation	83,629	37,373	18,658
Amortization of intangible assets	19,424	9,582	9,952
Stock-based compensation expense	17,440	12,212	9,837
Loss on disposition of fixed assets	6,999	594	193
Deferred income taxes	(4,098)	4,229	(5,285)
Other non-cash adjustments	503	2,483	211
Increase (decrease) in cash resulting from changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	(14,138)	(1,117)	(9,103)
Inventories	(14,030)	(9,367)	(5,338)
Other assets	3,151	1,504	(2,653)
Accounts payable	6,644	2,965	1,740
Accrued liabilities	32,441	20,612	2,654
Other liabilities	(4,772)	637	2,629
Net cash provided by operating activities	169,617	112,546	61,942
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, equipment and satellites, net	(208,285)	(134,543)	(117,194)
Cash paid for patents, licenses and other assets	(15,986)	(13,796)	(8,028)
Payments related to acquisition of businesses, net of cash acquired	(13,456)	(377,987)	(925)
Change in restricted cash, net	—	7,298	—
Net cash used in investing activities	(237,727)	(519,028)	(126,147)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from line of credit borrowings	40,000	263,000	10,000
Payments on line of credit	(40,000)	(203,000)	(10,000)
Proceeds from issuance of Senior Notes due 2016, net of discount	—	271,582	—
Payment of debt issuance costs	(2,775)	(12,781)	—
Proceeds from issuance of common stock under equity plans	26,398	23,085	6,742
Proceeds from common stock issued under public offering, net of issuance costs	—	100,533	—
Purchase of common stock in treasury	(5,880)	(10,326)	(667)
Incremental tax benefits from stock-based compensation	867	—	346
Payment on secured borrowing	—	—	(4,720)
Proceeds from sale of stock of majority-owned subsidiary	—	—	1,500
Net cash provided by financing activities	18,610	432,093	3,201
Effect of exchange rate changes on cash	359	529	(681)
Net (decrease) increase in cash and cash equivalents	(49,141)	26,140	(61,685)
Cash and cash equivalents at beginning of fiscal year	89,631	63,491	125,176
Cash and cash equivalents at end of fiscal year	$ 40,490	$ 89,631	$ 63,491
SUPPLEMENTAL INFORMATION			
Cash paid for interest (net of amounts capitalized)	$ 2,797	$ 6,287	$ 413
Cash (received) paid for income taxes, net of refunds	$ (6,563)	$ 7,784	$ 13,287
NON-CASH INVESTING AND FINANCING ACTIVITIES			
Issuance of common stock in connection with acquisitions	$ 4,630	$ 131,888	$ —
Fair value of assets acquired in business combinations, excluding cash acquired	$ 22,699	$ 536,732	$ —
Liabilities assumed in business combinations	$ 4,613	$ 26,857	$ —
Issuance of stock in satisfaction of certain accrued employee compensation liabilities	$ 5,096	$ 5,090	$ —
Equipment acquired under capital lease	$ 3,074	$ —	$ —
Issuance of common stock in connection with license right obtained	$ —	$ 303	$ —

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME

(In thousands, except share data)	Common Stock	
	Number of Shares Issued	Amount
Balance at March 28, 2008	30,500,605	$ 3
Exercise of stock options	337,276	—
Stock-based compensation expense	—	—
Tax benefit from exercise of stock options and release of RSU awards	—	—
Issuance of stock under Employee Stock Purchase Plan	182,024	—
RSU awards vesting	94,181	—
Purchase of treasury shares pursuant to vesting of certain RSU agreements	—	—
Majority-owned subsidiary stock issuance	—	—
Other noncontrolling interest activity	—	—
Net income	—	—
Foreign currency translation, net of tax	—	—
Comprehensive income		
Balance at April 3, 2009	31,114,086	$ 3
Exercise of stock options	1,019,899	—
Issuance of stock under Employee Stock Purchase Plan	168,640	—
Stock-based compensation expense	—	—
Shares issued in settlement of certain accrued employee compensation liabilities	192,894	—
RSU awards vesting	234,039	—
Purchase of treasury shares pursuant to vesting of certain RSU agreements	—	—
Shares issued in connection with acquisition of business, net of issuance costs	4,286,250	1
Shares repurchased from Intelsat	—	
Shares issued in connection with license right obtained	10,000	—
Common stock issued under public offering, net of issuance costs	3,173,962	—
Net income	—	—
Foreign currency translation, net of tax	—	—
Comprehensive income		
Balance at April 2, 2010	40,199,770	$ 4
Exercise of stock options	1,124,415	—
Issuance of stock under Employee Stock Purchase Plan	159,940	—
Stock-based compensation expense	—	—
Tax benefit from exercise of stock options and release of RSU awards	—	—
Shares issued in settlement of certain accrued employee compensation liabilities	162,870	—
RSU awards vesting	433,173	
Purchase of treasury shares pursuant to vesting of certain RSU agreements	—	—
Shares issued in connection with acquisition of business, net of issuance costs	144,962	—
Other noncontrolling interest activity	—	—
Net income	—	—
Hedging transactions, net of tax	—	
Foreign currency translation, net of tax	—	—
Comprehensive income		
Balance at April 1, 2011	**42,225,130**	**$ 4**

See accompanying notes to the consolidated financial statements.

ViaSat, Inc. Stockholders							
		Common Stock in Treasury					
Paid-in Capital	Retained Earnings	Number of Shares	Amount	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total	Comprehensive Income
$ 255,856	$ 149,140	(33,238)	$ (1,034)	$ 175	$ 2,289	$ 406,429	
3,619	—	—	—	—	—	3,619	
9,837	—	—	—	—	—	9,837	
667	—	—	—	—	—	667	
3,123	—	—	—	—	—	3,123	
—	—	—	—	—	—	—	
—	—	(33,730)	(667)	—	—	(667)	
—	—	—	—	—	1,500	1,500	
—	—	—	—	—	137	137	
—	38,331	—	—	—	116	38,447	$ 38,447
—	—	—	—	(302)	—	(302)	(302)
							$ 38,145
$ 273,102	$ 187,471	(66,968)	$ (1,701)	$ (127)	$ 4,042	$ 462,790	
19,435	—	—	—	—	—	19,435	
3,650	—	—	—	—	—	3,650	
12,212	—	—	—	—	—	12,212	
5,090	—	—	—	—	—	5,090	
—	—	—	—	—	—	—	
—	—	(88,438)	(2,326)	—	—	(2,326)	
131,637	—	—		—	—	131,638	
—	—	(251,731)	(8,000)	—	—	(8,000)	
303	—	—	—	—	—	303	
100,533	—	—	—	—	—	100,533	
—	31,136	—	—	—	(297)	30,839	$ 30,839
—	—	—	—	586	—	586	586
							$ 31,425
$ 545,962	$ 218,607	(407,137)	$ (12,027)	$ 459	$ 3,745	$ 756,750	
22,101	—	—	—	—	—	22,101	
4,297	—	—	—	—	—	4,297	
17,640	—	—	—	—	—	17,640	
1,303	—	—	—	—	—	1,303	
5,096	—	—	—	—	—	5,096	
—	—	—	—	—	—	—	
—	—	(153,226)	(5,880)	—	—	(5,880)	
4,630	—	—	—	—	—	4,630	
—	—	—	—	—	62	62	
—	36,115	—	—	—	309	36,424	$ 36,424
—	—	—	—	182	—	182	182
—	—	—	—	1,636	—	1,636	1,636
							$ 38,242
$ 601,029	$ 254,722	(560,363)	$ (17,907)	$ 2,277	$ 4,116	$ 844,241	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

THE COMPANY AND A SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

ViaSat, Inc. (also referred to hereafter as the "Company" or "ViaSat") designs, produces and markets advanced innovative satellite and other wireless communication and secure networking systems, products and services.

PRINCIPLES OF CONSOLIDATION

The Company's consolidated financial statements include the assets, liabilities and results of operations of ViaSat and its wholly owned subsidiaries and of TrellisWare Technologies, Inc. (TrellisWare), a majority-owned subsidiary. All significant intercompany amounts have been eliminated.

The Company's fiscal year is the 52 or 53 weeks ending on the Friday closest to March 31 of the specified year. For example, references to fiscal year 2011 refer to the fiscal year ending on April 1, 2011. The Company's quarters for fiscal year 2011 ended on July 2, 2010, October 1, 2010, December 31, 2010 and April 1, 2011. This results in a 53 week fiscal year approximately every four to five years. Fiscal years 2011 and 2010 are both 52 week years, compared with a 53 week year in fiscal year 2009. As a result of the shift in the fiscal calendar, the second quarter of fiscal year 2009 included an additional week. The Company does not believe that the extra week results in any material impact on its financial results.

Certain prior period amounts have been reclassified to conform to the current period presentation.

During the second quarter of fiscal year 2011, the Company completed the acquisition of Stonewood Group Limited (Stonewood), a privately held company registered in England and Wales. During the third quarter of fiscal year 2010, the Company completed the acquisition of WildBlue Holding, Inc. (WildBlue), a privately held Delaware corporation. These acquisitions were accounted for as purchases and accordingly, the consolidated financial statements include the operating results of Stonewood and WildBlue from the dates of acquisition (see Note 9).

On April 4, 2009, the beginning of the Company's first quarter of fiscal year 2010, the Company adopted the authoritative guidance for noncontrolling interests (Accounting Standards Codification 810-10-65-1 (ASC 810-10-65-1)) on a prospective basis, except for the presentation and disclosure requirements which were applied retrospectively for all periods presented. As a result, the Company reclassified to noncontrolling interest, a component of equity, what was previously reported as minority interest in consolidated subsidiary in the mezzanine section of the Company's consolidated balance sheets and reported as a separate caption within the Company's consolidated statements of operations, net income, net income attributable to the noncontrolling interest, and net income attributable to ViaSat, Inc. In addition, the Company utilized net income which now includes noncontrolling interest, as the starting point on the Company's consolidated statements of cash flows in order to reconcile net income to net cash provided by operating activities. These reclassifications had no effect on previously reported consolidated income from operations, net income attributable to ViaSat, Inc. or net cash provided by operating activities. Also, net income per share continues to be based on net income attributable to ViaSat, Inc.

MANAGEMENT ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ from those estimates. Significant estimates made by management include revenue recognition, stock-based compensation, self-insurance reserves, allowance for doubtful accounts, warranty accrual, valuation of goodwill and other intangible assets, patents, orbital slots and orbital licenses, software development, property, equipment and satellites, long-lived assets, derivatives, contingencies and income taxes including the valuation allowance on deferred tax assets.

CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments with original maturities of 90 days or less at the date of purchase.

ACCOUNTS RECEIVABLE, UNBILLED ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company records receivables at net realizable value including an allowance for estimated uncollectible accounts. The allowance for doubtful accounts is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of accounts receivable balances and current economic conditions that may affect a customer's ability to pay. Amounts determined to be uncollectible are charged or written off against the reserve. Historically, the Company's allowance for doubtful accounts has been minimal primarily because a significant portion of its sales has been to the U.S. government or with respect to its satellite service commercial business, the Company bills and collects in advance.

Unbilled receivables consist of costs and fees earned and billable on contract completion or other specified events. Unbilled receivables are generally expected to be billed and collected within one year.

CONCENTRATION OF RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents and trade accounts receivable which are generally not collateralized. The Company limits its exposure to credit loss by placing its cash equivalents with high credit quality financial institutions and investing in high quality short-term debt instruments. The Company establishes customer credit policies related to its accounts receivable based on historical collection experiences within the various markets in which the Company operates, historical past due amounts and any specific information that the Company becomes aware of such as bankruptcy or liquidity issues of customers.

Revenues from the U.S. government comprised 24.5%, 30.3% and 36.0% of total revenues for fiscal years 2011, 2010 and 2009, respectively. Billed accounts receivable to the U.S. government as of April 1, 2011 and April 2, 2010 were 35.3% and 28.7%, respectively, of total billed receivables. In addition, none of the Company's commercial customers comprised 10.0% or more of total revenues for fiscal years 2011 and 2010. In fiscal year 2009 one commercial customer comprised 10.3% of total revenues and as of April 3, 2009 represented 9.8% of total billed receivables. The Company's five largest contracts generated approximately 21.2%, 25.4% and 34.8% of the Company's total revenues for the fiscal years ended April 1, 2011, April 2, 2010 and April 3, 2009, respectively.

The Company relies on a limited number of contract manufacturers to produce its products.

INVENTORY

Inventory is valued at the lower of cost or market, cost being determined by the weighted average cost method.

PROPERTY, EQUIPMENT AND SATELLITES

Equipment, computers and software, furniture and fixtures, the Company's satellite under construction and related gateway and networking equipment under construction are recorded at cost, net of accumulated depreciation. The Company computes depreciation using the straight-line method over the estimated useful lives of the assets ranging from two to twenty-four years. Leasehold improvements are capitalized and amortized using the straight-line method over the shorter of the lease term or the life of the improvement. Additions to property, equipment and satellites, together with major renewals and betterments, are capitalized. Maintenance, repairs and minor renewals and betterments are charged to expense. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is recognized in operations.

Satellite construction costs, including launch services and insurance, are generally procured under long-term contracts that provide for payments over the contract periods and are capitalized as incurred. The Company is also constructing gateway facilities and network operations systems to support the satellite under construction and these construction costs are capitalized as incurred. Interest expense is capitalized on the carrying value of the satellite, related gateway and networking equipment and other assets during the construction period, in accordance with the authoritative guidance for the capitalization of interest (ASC 835-20). With respect to ViaSat-1 (the Company's high-capacity satellite), related gateway and networking equipment and other assets currently under construction, the Company capitalized $28.3 million and $8.8 million of interest expense during the fiscal years ended April 1, 2011 and April 2, 2010, respectively.

As a result of the acquisition of WildBlue on December 15, 2009 (see Note 9), the Company acquired the WildBlue-1 satellite (which was placed into service in March 2007), an exclusive prepaid lifetime capital lease of Ka-band capacity over the continental United States on Telesat Canada's Anik F2 satellite (which was placed into service in April 2005) and related gateway and networking equipment on both satellites. The acquired assets also included the indoor and outdoor customer premise equipment (CPE) units leased to subscribers under WildBlue's retail leasing program. The Company depreciates the satellites, gateway and networking equipment, CPE units and related installation costs over their estimated useful lives. The total cost and accumulated depreciation of CPE units included in property and equipment, net as of April 1, 2011 was $61.6 million and $19.2 million, respectively. The total cost and accumulated depreciation of CPE units included in property and equipment, net as of April 2, 2010 was $41.5 million and $4.2 million, respectively.

Occasionally, the Company may enter into capital lease arrangements for various machinery, equipment, computer-related equipment, software, furniture or fixtures. As of April 1, 2011, assets under capital leases totaled approximately $3.1 million and there was an immaterial amount of accumulated amortization. The Company had no material capital lease arrangements as of April 2, 2010. The Company records amortization of assets leased under capital lease arrangements within depreciation expense.

GOODWILL AND INTANGIBLE ASSETS

The authoritative guidance for business combinations (ASC 805) requires that all business combinations be accounted for using the purchase method. The authoritative guidance for business combinations also specifies criteria for recognizing and reporting intangible assets apart from goodwill; however, acquired workforce must be recognized and reported in goodwill.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

The authoritative guidance for goodwill and other intangible assets (ASC 350) requires that intangible assets with an indefinite life should not be amortized until their life is determined to be finite. All other intangible assets must be amortized over their useful life. The authoritative guidance for goodwill and other intangible assets prohibits the amortization of goodwill and indefinite-lived intangible assets, but instead requires these assets to be tested for impairment at least annually and more frequently upon the occurrence of specified events. In addition, all goodwill must be assigned to reporting units for purposes of impairment testing.

PATENTS, ORBITAL SLOTS AND OTHER LICENSES

The Company capitalizes the costs of obtaining or acquiring patents, orbital slots and other licenses. Amortization of intangible assets that have finite lives is provided for by the straight-line method over the shorter of the legal or estimated economic life. Total capitalized costs of $3.2 million and $3.0 million related to patents were included in other assets as of April 1, 2011 and April 2, 2010, respectively. Accumulated amortization related to these patents was $0.3 million as of each of April 1, 2011 and April 2, 2010. Amortization expense related to these patents was less than $0.1 million for each of the fiscal years ended April 1, 2011, April 2, 2010, and April 3, 2009. As of April 1, 2011 and April 2, 2010, the Company had capitalized costs of $5.7 million and $5.2 million related to acquiring and obtaining orbital slots and other licenses, included in other assets, that have not yet been placed into service. If a patent, orbital slot or orbital license is rejected, abandoned or otherwise invalidated, the unamortized cost is expensed in that period. During fiscal years 2011, 2010 and 2009, the Company did not write off any material costs due to abandonment or impairment.

DEBT ISSUANCE COSTS

Debt issuance costs are amortized and recognized as interest expense on a straight-line basis over the expected term of the related debt, which is not materially different from an effective interest rate basis. During fiscal years 2011 and 2010, the Company paid and capitalized approximately $2.8 million and $12.8 million, respectively, in debt issuance costs related to the Company's revolving credit facility (the Credit Facility) and 8.875% Senior Notes due 2016 (the Notes). During fiscal year 2009, the Company did not pay or capitalize any material amounts of debt issuance costs related to the Credit Facility. Unamortized debt issuance costs are recorded in prepaid expenses and other current assets and in other long-term assets in the consolidated balance sheets, depending on the amounts expected to be amortized to interest expense within the next twelve months.

SOFTWARE DEVELOPMENT

Costs of developing software for sale are charged to research and development expense when incurred, until technological feasibility has been established. Software development costs incurred from the time technological feasibility is reached until the product is available for general release to customers are capitalized and reported at the lower of unamortized cost or net realizable value. Once the product is available for general release, the software development costs are amortized based on the ratio of current to future revenue for each product with an annual minimum equal to straight-line amortization over the remaining estimated economic life of the product, generally within five years. The Company capitalized $15.8 million and $8.0 million of costs related to software developed for resale for fiscal years ended April 1, 2011 and April 2, 2010, respectively. There was no amortization expense of software development costs during fiscal years 2011 and 2010. Amortization expense of software development costs was $1.1 million for fiscal year 2009.

IMPAIRMENT OF LONG-LIVED ASSETS (PROPERTY, EQUIPMENT AND SATELLITES, AND OTHER ASSETS)

In accordance with the authoritative guidance for impairment or disposal of long-lived assets (ASC 360), the Company assesses potential impairments to long-lived assets, including property, equipment and satellites, and other assets, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying value. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, and would be recorded as a reduction in the carrying value of the related asset and charged to results of operations. No material impairments were recorded by the Company for fiscal years 2011, 2010 and 2009.

IMPAIRMENT OF GOODWILL

The Company accounts for its goodwill under the authoritative guidance for goodwill and other intangible assets (ASC 350). The guidance for the goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the reporting units that have goodwill assigned to them. Reporting units within the Company's government systems, commercial networks and satellite services segments have goodwill assigned to them. The Company estimates the fair values of the reporting units using discounted cash flows and other indicators of fair value. The cash flow forecasts are adjusted by an appropriate discount rate in order to determine the present value of the cash flows. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. In this process, a fair value for goodwill is estimated, based in part on the fair value of the reporting unit used in the first step, and is compared to its carrying value. The shortfall of the fair value below carrying value, if any, represents the amount of goodwill impairment.

The forecast of future cash flows is based on the Company's best estimate of the future revenues and operating costs, based primarily on existing firm orders, expected future orders, contracts with suppliers, labor agreements and general market conditions. Changes in these forecasts could cause a particular reporting unit to either pass or fail the first step in the goodwill impairment model, which could significantly influence whether goodwill impairment charge needs to be recorded.

In accordance with the authoritative guidance for goodwill and other intangible assets, Company tests goodwill for impairment during the fourth quarter every fiscal year, and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist. No impairments were recorded by the Company related to goodwill and other intangible assets for fiscal years 2011, 2010 and 2009.

WARRANTY RESERVES

The Company provides limited warranties on its products for periods of up to five years. The Company records a liability for its warranty obligations when products are shipped or they are included in long-term construction contracts based upon an estimate of expected warranty costs. Amounts expected to be incurred within twelve months are classified as a current liability.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments, including cash equivalents, short-term investments, trade receivables, accounts payable and accrued liabilities, approximate their fair values due to their short-term maturities. The estimated fair value of the Company's long-term borrowings is determined by using available market information for those securities or similar financial instruments (see Note 3).

SELF-INSURANCE LIABILITIES

The Company has self-insurance plans to retain a portion of the exposure for losses related to employee medical benefits and workers' compensation. The self-insurance policies provide for both specific and aggregate stop-loss limits. The Company utilizes internal actuarial methods as well as other historical information for the purpose of estimating ultimate costs for a particular policy year. Based on these actuarial methods, along with currently available information and insurance industry statistics, the Company's self-insurance liability for the plans was $1.5 million as of April 1, 2011 and $1.4 million as of April 2, 2010. The Company's estimate, which is subject to inherent variability, is based on average claims experience in the Company's industry and its own experience in terms of frequency and severity of claims, including asserted and unasserted claims incurred but not reported, with no explicit provision for adverse fluctuation from year to year. This variability may lead to ultimate payments being either greater or less than the amounts presented above. Self-insurance liabilities have been classified as current in accordance with the estimated timing of the projected payments.

SECURED BORROWING CUSTOMER ARRANGEMENTS

Occasionally, the Company enters into secured borrowing arrangements in connection with customer financing in order to provide additional sources of funding. As of April 1, 2011 and April 2, 2010, the Company had no secured borrowing arrangements with customers. In the first quarter of fiscal year 2009, the Company paid all obligations related to its secured borrowing, under which the Company pledged a note receivable from a customer to serve as collateral for the obligation under the borrowing arrangement, totaling $4.7 million plus accrued interest.

During fiscal year 2008, due to the customer's payment default under the note receivable, the Company wrote down the note receivable by approximately $5.3 million related to the principal and interest accrued to date. During the fourth quarter of fiscal year 2009, the Company entered into certain agreements with the note receivable insurance carrier providing the Company approximately $1.7 million in cash payments. Pursuant to these agreements, the Company received cash payments totaling $2.0 million during fiscal year 2010 and as of April 2, 2010 recorded a current asset of approximately $1.0 million and a long-term asset of approximately $0.5 million. During fiscal year 2011, pursuant to these agreements, the Company received additional cash payments totaling $1.2 million and as of April 1, 2011 recorded a current asset of approximately $0.5 million.

INDEMNIFICATION PROVISIONS

In the ordinary course of business, the Company includes indemnification provisions in certain of its contracts, generally relating to parties with which the Company has commercial relations. Pursuant to these agreements, the Company will indemnify, hold harmless and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, including but not limited to losses relating to third-party intellectual property claims. To date, there have not been any costs incurred in connection with such indemnification clauses. The Company's insurance policies do not necessarily cover the cost of defending indemnification claims or providing indemnification, so if a claim was filed against the Company by any party that the Company has agreed to indemnify, the Company could incur substantial legal costs and damages. A claim would be accrued when a loss is considered probable and the amount can be reasonably estimated. At April 1, 2011 and April 2, 2010, no such amounts were accrued.

Simultaneously with the execution of the merger agreement relating to the acquisition of WildBlue, the Company entered into an indemnification agreement dated September 30, 2009 with several of the former stockholders of WildBlue pursuant to which such former stockholders agreed to indemnify the Company for costs which result from, relate to or arise out of

potential claims and liabilities under various WildBlue contracts, an existing appraisal action regarding WildBlue's 2008 recapitalization, certain rights to acquire securities of WildBlue and a severance agreement. Under the indemnification agreement, the Company is required to pay up to $0.5 million and has recorded a liability of $0.5 million in the consolidated balance sheets as of April 1, 2011 and April 2, 2010 as an element of accrued liabilities.

NONCONTROLLING INTEREST

A noncontrolling interest represents the equity interest in a subsidiary that is not attributable, either directly or indirectly, to the Company and is reported as equity of the Company, separately from the Company's controlling interest. Revenues, expenses, gains, losses, net income or loss and other comprehensive income are reported in the consolidated financial statements at the consolidated amounts, which include the amounts attributable to both the controlling and noncontrolling interest.

In April 2008, the Company's majority-owned subsidiary, TrellisWare, issued additional shares of preferred stock in which the Company invested $1.8 million in order to retain a constant ownership interest. As a result of the transaction, TrellisWare also received $1.5 million in cash proceeds from the issuance of preferred stock to its other principal stockholders.

COMMON STOCK HELD IN TREASURY

During fiscal years 2011 and 2010, the Company issued 433,173 and 234,039 shares of common stock, respectively, based on the vesting terms of certain restricted stock unit agreements. In order for employees to satisfy minimum statutory employee tax withholding requirements related to the issuance of common stock underlying these restricted stock unit agreements, the Company repurchased 153,226 and 88,438 shares of common stock with a total value of $5.9 million and $2.3 million during fiscal year 2011 and fiscal year 2010, respectively.

On January 4, 2010, the Company repurchased 251,731 shares of the Company's common stock from Intelsat USA Sales Corp for $8.0 million in cash. Repurchased shares of common stock of 560,363 and 407,137 were held in treasury as of April 1, 2011 and April 2, 2010, respectively.

DERIVATIVES

The Company enters into foreign currency forward and option contracts from time to time to hedge certain forecasted foreign currency transactions. Gains and losses arising from foreign currency forward and option contracts not designated as hedging instruments are recorded in other income (expense) as gains (losses) on derivative instruments. Gains and losses arising from the effective portion of foreign currency forward and option contracts which are designated as cash-flow hedging instruments are recorded in accumulated other comprehensive income (loss) as unrealized gains (losses) on derivative instruments until the underlying transaction affects the Company's earnings, at which time they are then recorded in the same income statement line as the underlying transaction.

The fair values of the Company's outstanding foreign currency forward contracts as of April 1, 2011 were as follows:

	Asset Derivatives		Liability Derivatives	
(In thousands)	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
DERIVATIVES DESIGNATED AS HEDGING INSTRUMENTS				
Foreign currency forward contracts	Other current assets	$ 182	Not applicable	$ —
Total derivatives designated as hedging instruments		$ 182		$ —

The Company had no foreign currency forward contracts outstanding as of April 2, 2010. The notional value of foreign currency forward contracts outstanding as of April 1, 2011 was $4.6 million.

The effects of foreign currency forward contracts in cash flow hedging relationships during fiscal year 2011 were as follows:

(In thousands)	Amount of Gain or (Loss) Recognized in Accumulated OCI on Derivatives (Effective Portion)	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
DERIVATIVES IN CASH FLOW *HEDGING RELATIONSHIPS*					
Foreign currency forward contracts	$ 182	Cost of product revenues	$ 857	Not applicable	$ —
Total	$ 182		$ 857		$ —

During fiscal year 2010, the Company did not settle any foreign currency forward contracts.

The effects of foreign currency forward contracts in cash flow hedging relationships during fiscal year 2009 were as follows:

(In thousands)	Amount of Gain or (Loss) Recognized in Accumulated OCI on Derivatives (Effective Portion)	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
DERIVATIVES IN CASH FLOW HEDGING RELATIONSHIPS					
Foreign currency forward contracts	$ —	Cost of product revenues	$ (268)	Not applicable	$ —
Total	$ —		$ (268)		$ —

At April 1, 2011, the estimated net existing income that is expected to be reclassified into income within the next twelve months is approximately $0.2 million. Foreign currency forward contracts usually mature within approximately twelve months from their inception. There were no gains or losses from ineffectiveness of these derivative instruments recorded for fiscal years 2011, 2010 and 2009.

FOREIGN CURRENCY

In general, the functional currency of a foreign operation is deemed to be the local country's currency. Consequently, assets and liabilities of operations outside the United States are generally translated into U.S. dollars, and the effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income (loss) within ViaSat, Inc. stockholders' equity.

REVENUE RECOGNITION

A substantial portion of the Company's revenues are derived from long-term contracts requiring development and delivery of complex equipment built to customer specifications. Sales related to long-term contracts are accounted for under the authoritative guidance for the percentage-of-completion method of accounting (ASC 605-35). Sales and earnings under these contracts are recorded either based on the ratio of actual costs incurred to date to total estimated costs expected to be incurred related to the contract or as products are shipped under the units-of-delivery method. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. Changes in estimates of profit or loss on contracts are included in earnings on a cumulative basis in the period the estimate is changed.

In June 2010, the Company performed extensive integration testing of numerous system components that had been separately developed as part of a government satellite communication program. As a result of this testing and subsequent internal reviews and analyses, the Company determined that significant additional rework was required in order to complete the program requirements and specifications and to prepare for a scheduled customer test in the Company's fiscal second quarter. This additional rework and engineering effort resulted in a substantial increase in estimated labor and material costs to complete the program. Accordingly, the Company recorded an additional forward loss of $8.5 million in the three months ended July 2, 2010 related to this estimate of program costs. While the Company believes the additional forward loss is adequate to cover known risks to date and that steps taken to improve the program performance will be effective, the program is ongoing and the Company's efforts and the end results must be satisfactory to the customer. The Company believes that its estimate of costs to complete the program is appropriate based on known information, however, additional future losses could be required. Including this program, in fiscal years 2011, 2010 and 2009, the Company recorded losses of approximately $12.1 million, $9.3 million and $5.4 million, respectively, related to loss contracts.

The Company also derives a substantial portion of its revenues from contracts and purchase orders where revenue is recorded on delivery of products or performance of services in accordance with authoritative guidance for revenue recognition (ASC 605). Under this standard, the Company recognizes revenue when an arrangement exists, prices are determinable, collectability is reasonably assured and the goods or services have been delivered.

The Company also enters into certain leasing arrangements with customers and evaluates the contracts in accordance with the authoritative guidance for leases (ASC 840). The Company's accounting for equipment leases involves specific determinations under the authoritative guidance for leases, which often involve complex provisions and significant judgments. In accordance with the authoritative guidance for leases, the Company classifies the transactions as sales type or operating leases based on (1) review for transfers of ownership of the property to the lessee by the end of the lease term, (2) review of the lease terms to determine if it contains an option to purchase the leased property for a price which is sufficiently lower than the expected fair value of the property at the date of the option, (3) review of the lease term to determine if it is equal to or greater than 75% of the economic life of the equipment and (4) review of the present value of the minimum lease payments to determine if they are equal to or greater than 90% of the fair market value of the equipment at the inception of the lease. Additionally, the Company considers the cancelability of the contract and any related uncertainty of collections or risk in recoverability of the lease investment at lease inception. Revenue from sales type leases is recognized

at the inception of the lease or when the equipment has been delivered and installed at the customer site, if installation is required. Revenues from equipment rentals under operating leases are recognized as earned over the lease term, which is generally on a straight-line basis.

When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value in accordance with authoritative guidance for accounting for multiple element revenue arrangements, (ASC 605-25), and recognized when the applicable revenue recognition criteria for each element have been met. The amount of product and service revenue recognized is impacted by the Company's judgments as to whether an arrangement includes multiple elements and, if so, whether sufficient objective and reliable evidence of fair value exists for those elements. Changes to the elements in an arrangement and the Company's ability to establish evidence of fair value for those elements could affect the timing of the revenue recognition.

In accordance with authoritative guidance for shipping and handling fees and costs (ASC 605-45), the Company records shipping and handling costs billed to customers as a component of revenues, and shipping and handling costs incurred by the Company for inbound and outbound freight are recorded as a component of cost of revenues.

Collections in excess of revenues and deferred revenues represent cash collected from customers in advance of revenue recognition and are recorded in accrued liabilities for obligations within the next twelve months. Amounts for obligations extending beyond the twelve months are recorded within other liabilities in the consolidated financial statements.

Contract costs on U.S. government contracts are subject to audit and negotiations with U.S. government representatives. The Company's incurred cost audits by the DCAA have not been completed for fiscal year 2003 and subsequent fiscal years. Although the Company has recorded contract revenues subsequent to fiscal year 2002 based upon an estimate of costs that the Company believes will be approved upon final audit or review, the Company does not know the outcome of any ongoing or future audits or reviews and adjustments, and if future adjustments exceed the Company's estimates, its profitability would be adversely affected. In the fourth quarter of fiscal year 2011, based on recent events, including communications with the DCMA, changes in the regulatory environment for federal government contractors and the status of current government audits, the Company recorded an additional $5.0 million in contract-related reserves for its estimate of potential refunds to customers for potential cost adjustments on several multi-year U.S. government cost reimbursable contracts, bringing the Company's total reserve to $6.7 million as of April 1, 2011. This reserve is classified as either an element of accrued liabilities or as a reduction of unbilled accounts receivable based on status of related contracts.

COMMISSIONS

We compensate third parties based on specific commission programs directly related to certain product and service sales. These commission costs are recorded as an element of selling, general and administrative expense as incurred.

STOCK-BASED COMPENSATION

In accordance with the authoritative guidance for share-based payments (ASC 718), the Company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award, and recognizes expense over the employee's requisite service period. Stock-based compensation expense is recognized in the consolidated statement of operations for fiscal years 2011, 2010 and 2009 only for those awards ultimately expected to vest, with forfeitures estimated at the date of grant. The authoritative guidance for share-based payments requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Total stock-based compensation expense recognized in accordance with the authoritative guidance for share-based payments was as follows:

Fiscal Years Ended (In thousands)	April 1, 2011	April 2, 2010	April 3, 2009
Stock-based compensation expense before taxes	$ 17,440	$ 12,212	$ 9,837
Related income tax benefits	(6,511)	(4,429)	(3,518)
Stock-based compensation expense, net of taxes	$ 10,929	$ 7,783	$ 6,319

For fiscal year 2011 the Company recorded an incremental tax benefit from stock options exercised and restricted stock unit awards vesting of $0.9 million which was classified as part of cash flows from financing activities in the consolidated statements of cash flows. For fiscal year 2010 the Company recorded no incremental tax benefits from stock options exercised and restricted stock unit award vesting as the excess tax benefit from stock options exercised and restricted stock unit award vesting increased the Company's net operating loss carryforward. For fiscal year 2009 the Company recorded an incremental tax benefit from stock options exercised and restricted stock unit awards vesting of $0.3 million which was classified as part of cash flows from financing activities in the consolidated statements of cash flows.

The Company has no awards with market or performance conditions. On April 1, 2011, the Company had one principal equity compensation plan and employee stock purchase plan described below. The compensation cost that has been charged against income for the equity plan under the authoritative guidance for share-based payments was $16.2 million, $10.9 million and $8.7 million, and for the stock purchase plan was $1.2 million, $1.3 million and $1.1 million, for the fiscal years ended April 1, 2011, April 2, 2010 and April 3, 2009, respectively. There was no material compensation cost capitalized as part of the cost of an asset for fiscal years 2011, 2010 and 2009.

As of April 1, 2011, there was total unrecognized compensation cost related to unvested stock-based compensation arrangements granted under the Equity Participation Plan (including stock options and restricted stock units) and the Employee Stock Purchase Plan of $47.2 million and $0.3 million, respectively. These costs are expected to be recognized over a weighted average period of 2.5 years, 2.7 years and less than six months for stock options, restricted stock units and the Employee Stock Purchase Plan, respectively. The total fair value of shares vested during the fiscal years ended April 1, 2011, April 2, 2010 and April 3, 2009, including stock options and restricted stock units, was $15.3 million, $9.3 million and $6.3 million, respectively.

Stock Options And Employee Stock Purchase Plan. The Company's employee stock options typically have a simple four-year vesting schedule and a six to ten year contractual term. The weighted average estimated fair value of employee stock options granted and employee stock purchase plan shares issued during fiscal year 2011 was $14.24 and $8.55 per share, respectively, during fiscal year 2010 was $10.55 and $7.84 per share, respectively, and during fiscal year 2009 was $7.24 and $6.70 per share, respectively, using the Black-Scholes model with the following weighted average assumptions (annualized percentages):

	Employee Stock Options			Employee Stock Purchase Plan		
	Fiscal Year 2011	Fiscal Year 2010	Fiscal Year 2009	Fiscal Year 2011	Fiscal Year 2010	Fiscal Year 2009
Volatility	42.2%	43.0%	38.9%	28.3%	43.7%	54.6%
Risk-free interest rate	0.9%	1.6%	2.7%	0.2%	0.3%	1.2%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Weighted average expected life	4.2 years	4.2 years	4.1 years	0.5 years	0.5 years	0.5 years

The Company's expected volatility is a measure of the amount by which its stock price is expected to fluctuate over the expected term of the stock-based award. The estimated volatilities for stock options are based on the historical volatility calculated using the daily stock price of the Company's stock over a recent historical period equal to the expected term. The risk-free interest rate that the Company uses in determining the fair value of its stock-based awards is based on the implied yield on U.S. Treasury zero-coupon issues with remaining terms equivalent to the expected term of its stock-based awards.

The expected life of employee stock options represents the calculation using the simplified method consistent with the authoritative guidance for share-based payments. Due to significant changes in the Company's option terms in October of 2006, the Company will continue to use the simplified method until it has the historical data necessary to provide a reasonable estimate of expected life. For the expected option life, the Company has "plain-vanilla" stock options, and therefore used a simple average of the vesting period and the contractual term for options as permitted by the authoritative guidance for share-based payments. The expected term or life of employee stock purchase rights issued represents the expected period of time from the date of grant to the estimated date that the stock purchase right under the Company's Employee Stock Purchase Plan would be fully exercised.

A summary of employee stock option activity for fiscal year 2011 is presented below:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (In thousands)
Outstanding at April 2, 2010	4,718,176	$ 20.90		
Options granted	266,250	41.26		
Options canceled	(20,543)	27.40		
Options exercised	(1,124,415)	19.60		
Outstanding at April 1, 2011	3,839,468	$ 22.66	2.91	$ 63,894
Vested and exercisable at April 1, 2011	3,131,456	$ 20.50	2.54	$ 58,408

The total intrinsic value of stock options exercised during fiscal years 2011, 2010 and 2009 was $21.3 million, $11.3 million and $3.9 million, respectively.

Restricted Stock Units. Restricted stock units represent a right to receive shares of common stock at a future date determined in accordance with the participant's award agreement. There is no exercise price and no monetary payment required for receipt of restricted stock units or the shares issued in settlement of the award. Instead, consideration is furnished in the form of the participant's services to the Company. Restricted stock units generally vest over four years and have a six-year contractual term. Compensation cost for these awards is based on the fair value on the date of grant and recognized as compensation expense on a straight-line basis over the requisite service period. For fiscal years 2011, 2010 and 2009, the Company recognized $12.6 million, $7.4 million and $4.8 million, respectively, in stock-based compensation expense related to these restricted stock unit awards.

The per unit weighted average grant date fair value of restricted stock units granted during fiscal years 2011, 2010 and 2009 was $41.48, $29.19 and $20.41, respectively. A summary of restricted stock unit activity for fiscal year 2011 is presented below:

	Restricted Stock Units	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value (In thousands)
Outstanding at April 2, 2010	1,389,615		
Awarded	630,056		
Forfeited	(37,035)		
Released	(433,173)		
Outstanding at April 1, 2011	**1,549,463**	**1.64**	**$ 60,661**
Vested and deferred at April 1, 2011	**41,467**	**—**	**$ 1,623**

During fiscal years 2011, 2010 and 2009, 433,173 restricted stock units vested with a total intrinsic value of $16.7 million; 234,039 restricted stock units vested with a total intrinsic value of $6.2 million; and 94,181 restricted stock units vested with a total intrinsic value of $1.9 million, respectively.

INDEPENDENT RESEARCH AND DEVELOPMENT

Independent research and development (IR&D), which is not directly funded by a third party, is expensed as incurred. IR&D expenses consist primarily of salaries and other personnel-related expenses, supplies, prototype materials and other expenses related to research and development programs.

RENT EXPENSE, DEFERRED RENT OBLIGATIONS AND DEFERRED LEASE INCENTIVES

The Company leases all of its facilities under operating leases. Some of these lease agreements contain tenant improvement allowances funded by landlord incentives, rent holidays and rent escalation clauses. GAAP requires rent expense to be recognized on a straight-line basis over the lease term. The difference between the rent due under the stated periods of the lease compared to that of the straight-line basis is recorded as deferred rent within accrued and other long-term liabilities in the consolidated balance sheet.

For purposes of recognizing landlord incentives and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date that it obtains the legal right to use and control the leased space to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of occupying new space. For tenant improvement allowances funded by landlord incentives and rent holidays, the Company records a deferred lease incentive liability in accrued and other long-term liabilities on the consolidated balance sheet and amortizes the deferred liability as a reduction to rent expense on the consolidated statement of operations over the term of the lease.

Certain lease agreements contain rent escalation clauses which provide for scheduled rent increases during the lease term or for rental payments commencing at a date other than the date of initial occupancy. Such increasing rent expense is recorded in the consolidated statement of operations on a straight-line basis over the lease term.

At April 1, 2011 and April 2, 2010, deferred rent included in accrued liabilities in the Company's consolidated balance sheets was $0.6 million and $0.5 million, respectively, and deferred rent included in other long-term liabilities in the Company's consolidated balance sheets was $6.3 million and $6.1 million, respectively.

INCOME TAXES

Accruals for uncertain tax positions are provided for in accordance with the authoritative guidance for accounting for uncertainty in income taxes (ASC 740). The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative guidance for accounting for uncertainty in income taxes also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and

penalties associated with tax positions, and income tax disclosures. The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense.

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future tax consequences resulting from differences in the financial reporting and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credit and loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability.

EARNINGS PER SHARE

Basic earnings per share is computed based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is based upon the weighted average number of common shares outstanding and potential common stock, if dilutive during the period. Potential common stock includes options granted and restricted stock units awarded under the Company's equity compensation plan which are included in the earnings per share calculations using the treasury stock method, common shares expected to be issued under the Company's employee stock purchase plan, other conditions denoted in the Company's agreements with the predecessor stockholders of certain acquired companies at April 3, 2009, and shares potentially issuable under the amended ViaSat 401(k) Profit Sharing Plan in connection with the Company's decision to pay a discretionary match in common stock or cash.

SEGMENT REPORTING

The Company's government systems, commercial networks and satellite services segments are primarily distinguished by the type of customer and the related contractual requirements. The Company's government systems segment develops and produces network-centric, IP-based secure government communications systems, products and solutions. The more regulated government environment is subject to unique contractual requirements and possesses economic characteristics which differ from the commercial networks and satellite services segments. The Company's commercial networks segment develops and produces a variety of advanced end-to-end satellite communication systems and ground networking equipment and products. The Company's satellite services segment complements both the government systems and commercial networks segments by providing wholesale and retail satellite-based broadband internet services in the United States via the Company's satellite and capacity agreements, as well as managed network services for the satellite communication systems of the Company's consumer, enterprise and mobile broadband customers. The Company's satellite services segment includes the Company's WildBlue business (which it acquired in December 2009) and the Company's ViaSat-1 satellite-related activities. The Company's segments are determined consistent with the way management currently organizes and evaluates financial information internally for making operating decisions and assessing performance.

RECENT AUTHORITATIVE GUIDANCE

In October 2009, the Financial Accounting Standards Board (FASB) issued authoritative guidance for revenue recognition with multiple deliverables (Accounting Standards Updates 209-13 (ASU 2009-13), which updated ASC 605-25). This new guidance impacts the determination of when the individual deliverables included in a multiple-element arrangement may be treated as separate units of accounting. Additionally, this guidance modifies the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. This guidance will be effective for the Company beginning in the first quarter of fiscal year 2012; however, early adoption is permitted. The Company is currently evaluating the impact that the authoritative guidance may have on its consolidated financial statements and disclosures.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (ASC 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new authoritative guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and International Financial Reporting Standards. While many of the amendments to U.S. GAAP are not expected to have a significant effect on practice, the new guidance changes some fair value measurement principles and disclosure requirements. This guidance is effective for the Company beginning in the fourth quarter of fiscal year 2012. Adoption of this authoritative guidance is not expected to have a material impact on the Company's consolidated financial statements and disclosures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

NOTE 2

COMPOSITION OF CERTAIN BALANCE SHEET CAPTIONS

(In thousands)	April 1, 2011	April 2, 2010
Accounts receivable, net:		
Billed	$ 100,863	$ 93,737
Unbilled	91,519	83,153
Allowance for doubtful accounts	(493)	(539)
	$ 191,889	$ 176,351
Inventories:		
Raw materials	$ 46,651	$ 36,255
Work in process	18,713	21,345
Finished goods	33,191	25,362
	$ 98,555	$ 82,962
Prepaid expenses and other current assets:		
Prepaid expenses	$ 18,235	$ 13,239
Income tax receivable	26	9,022
Other	2,880	6,596
	$ 21,141	$ 28,857
Satellites, net:		
Satellite—WildBlue-1 (estimated useful life of 10 years)	$ 195,890	$ 195,890
Capital lease of satellite capacity—Anik F2 (estimated useful life of 10 years)	99,090	99,090
Satellite under construction	276,418	209,432
	571,398	504,412
Less accumulated depreciation and amortization	(38,398)	(8,723)
	$ 533,000	$ 495,689
Property and equipment, net:		
Machinery and equipment (estimated useful life of 2-5 years)	$ 122,113	$ 96,484
Computer equipment and software (estimated useful life of 2-7 years)	66,768	55,384
CPE leased equipment (estimated useful life of 3-5 years)	61,610	41,469
Furniture and fixtures (estimated useful life of 7 years)	13,053	10,760
Leasehold improvements (estimated useful life of 2-11 years)	24,550	20,119
Building (estimated useful life of 24 years)	8,923	8,923
Land	4,384	4,384
Construction in progress	80,976	18,578
	382,377	256,101
Less accumulated depreciation and amortization	(149,238)	(100,297)
	$ 233,139	$ 155,804
Other assets:		
Capitalized software costs, net	$ 24,472	$ 8,683
Patents, orbital slots and other licenses, net	8,639	7,954
Deferred income taxes	47,017	44,910
Other	23,180	20,952
	$ 103,308	$ 82,499
Accrued liabilities:		
Warranty reserve, current portion	$ 8,014	$ 6,410
Accrued vacation	15,600	13,437
Accrued employee compensation	18,804	17,268
Collections in excess of revenues and deferred revenues	61,916	46,180
Other	26,249	18,956
	$ 130,583	$ 102,251
Other liabilities:		
Warranty reserve, long-term portion	$ 4,928	$ 4,798
Deferred rent, long-term portion	6,267	6,127
Deferred revenue, long-term portion	6,960	4,584
Deferred income taxes, long-term portion	3,374	—
Unrecognized tax position liabilities	2,217	2,644
Other	96	6,242
	$ 23,842	$ 24,395

NOTE 3

FAIR VALUE MEASUREMENTS

In accordance with the authoritative guidance for financial assets and liabilities measured at fair value on a recurring basis (ASC 820), the Company prioritizes the inputs used to measure fair value from market-based assumptions to entity specific assumptions:

» Level 1—Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

» Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

» Level 3—Inputs which reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instruments valuation.

Effective April 4, 2009, the Company adopted the authoritative guidance for non-financial assets and liabilities that are remeasured at fair value on a non-recurring basis without material impact on its consolidated financial statements and disclosures.

The following tables present the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of April 1, 2011 and April 2, 2010:

(In thousands)	Fair Value at April 1, 2011	Level 1	Level 2	Level 3
Assets				
Cash equivalents	$ 4,488	$ 4,488	$ —	$ —
Foreign currency forward contracts	182	—	182	—
Total assets measured at fair value on a recurring basis	$ 4,670	$ 4,488	$ 182	$ —

(In thousands)	Fair Value at April 2, 2010	Level 1	Level 2	Level 3
Assets				
Cash equivalents	$ 14,810	$ 14,810	$ —	$ —
Total assets measured at fair value on a recurring basis	$ 14,810	$ 14,810	$ —	$ —

The following section describes the valuation methodologies the Company uses to measure financial instruments at fair value:

Cash equivalents—The Company's cash equivalents consist of money market funds. Money market funds are valued using quoted prices for identical assets in an active market with sufficient volume and frequency of transactions (Level 1).

Foreign currency forward exchange contracts—The Company uses derivative financial instruments to manage foreign currency risk relating to foreign exchange rates. The Company does not use these instruments for speculative or trading purposes. The Company's objective is to reduce the risk to earnings and cash flows associated with changes in foreign currency exchange rates. Derivative instruments are recognized as either assets or liabilities in the accompanying consolidated financial statements and are measured at fair value. Gains and losses resulting from changes in the fair values of those derivative instruments are recorded to earnings or other comprehensive income (loss) depending on the use of the derivative instrument and whether it qualifies for hedge accounting. The Company's foreign currency forward contracts are valued using quoted prices for similar assets and liabilities in active markets or other inputs that are observable or can be corroborated by observable market data.

Long-term debt—The Company's long-term debt consists of borrowings under the Credit Facility, reported at the borrowed outstanding amount, capital lease obligations reported at the present value of future minimum lease payments with current accrued interest, and the Notes reported at amortized cost. However, for disclosure purposes, the Company is required to measure the fair value of outstanding debt on a recurring basis. The fair value of the Company's outstanding long-term debt related to the Notes is determined using quoted prices in active markets and was approximately $293.6 million and $281.2 million as of April 1, 2011 and April 2, 2010, respectively. The fair value of the Company's long-term debt related to the Credit Facility approximates its carrying amount due to its variable interest rate on the revolving line of credit, which approximates a market interest rate. The fair value of the Company's capital lease obligations is estimated at their carrying value based on current rates.

NOTE 4

GOODWILL AND ACQUIRED INTANGIBLE ASSETS

During fiscal year 2011, the Company's goodwill increased by approximately $8.5 million, net, of which $7.4 million was related to the acquisition of Stonewood recorded within the Company's government systems segment. In addition, the Company recorded a $0.4 million increase to goodwill primarily for the tax effect of certain pre-acquisition net operating loss carryovers with a corresponding adjustment to deferred tax assets within the Company's satellite services segment. The Company also recorded a $0.5 million decrease to goodwill for the tax effect of certain pre-acquisition net operating loss carryovers with a corresponding adjustment to deferred tax liabilities within the Company's government systems segment. The remaining change relates to the effect of foreign currency translation recorded within the Company's government systems and commercial networks segments.

The other acquired intangible assets are amortized using the straight-line method over their estimated useful lives of eight months to ten years. Amortization expense related to other acquired intangible assets was $19.4 million, $9.5 million and $8.8 million for the fiscal years ended April 1, 2011, April 2, 2010 and April 3, 2009, respectively.

The expected amortization expense of amortizable acquired intangible assets may change due to the effects of foreign currency fluctuations as a result of the international businesses acquired. Expected amortization expense for acquired intangible assets for each of the following periods is as follows:

(In thousands)	Amortization
Expected for fiscal year 2012	$ 18,735
Expected for fiscal year 2013	15,623
Expected for fiscal year 2014	13,879
Expected for fiscal year 2015	13,803
Expected for fiscal year 2016	10,203
Thereafter	9,646
	$ 81,889

The allocation of the other acquired intangible assets and the related accumulated amortization as of April 1, 2011 and April 2, 2010 is as follows:

	Weighted Average Useful Life	As of April 1, 2011 (In thousands)			As of April 2, 2010 (In thousands)		
		Total	Accumulated Amortization	Net Book Value	Total	Accumulated Amortization	Net Book Value
Technology	6	$ 54,344	$ (43,930)	$ 10,414	$ 44,552	$ (39,147)	$ 5,405
Contracts and customer relationships	7	88,834	(28,597)	60,237	86,707	(17,184)	69,523
Non-compete agreements	4	9,332	(9,101)	231	9,098	(8,870)	228
Satellite co-location rights	9	8,600	(1,194)	7,406	8,600	(270)	8,330
Trade name	3	5,680	(2,446)	3,234	5,680	(552)	5,128
Other	6	9,331	(8,964)	367	9,326	(8,551)	775
Total other acquired intangible assets		$ 176,121	$ (94,232)	$ 81,889	$ 163,963	$ (74,574)	$ 89,389

NOTE 5

SENIOR NOTES AND OTHER LONG-TERM DEBT

Total long-term debt consisted of the following as of April 1, 2011 and April 2, 2010:

(In thousands)	As of April 1, 2011	As of April 2, 2010
SENIOR NOTES DUE 2016 (THE NOTES)		
Notes	$ 275,000	$ 275,000
Unamortized discount on the Notes	(2,704)	(3,199)
Total Notes, net of discount	272,296	271,801
Less: current portion of the Notes	—	
Total Notes long-term, net	272,296	271,801
OTHER LONG-TERM DEBT		
Line of credit	60,000	60,000
Capital lease obligations, due fiscal years 2014 to 2015, weighted average interest rate of 4.69%	3,074	—
Total other long-term debt	63,074	60,000
Less: current portion of other long-term debt	1,128	—
Other long-term debt, net	61,946	60,000
Total debt	335,370	331,801
Less: current portion	1,128	—
Long-term debt, net	$ 334,242	$ 331,801

The aggregate payments on the Company's long-term debt obligations, excluding the effects of discount accretion, on its $275.0 million of Notes and required interest payments on the Credit Facility as of April 1, 2011 were as follows:

For the Fiscal Years Ending (In thousands)	
2012	$ 1,238
2013	1,308
2014	723
2015	—
2016	60,000
Thereafter	275,000
	338,269
Less: imputed interest	195
Less: unamortized discount on the Notes	2,704
Total	$ 335,370

SENIOR NOTES DUE 2016

On October 22, 2009, the Company issued $275.0 million in principal amount of Notes in a private placement to institutional buyers, which Notes were exchanged in May 2010 for substantially identical Notes that had been registered with the SEC. The Notes bear interest at the rate of 8.875% per year, payable semi-annually in cash in arrears, which interest payments commenced in March 2010. The Notes were issued with an original issue discount of 1.24%, or $3.4 million. The Notes are recorded as long-term debt, net of original issue discount, in the Company's consolidated financial statements. The original issue discount and deferred financing cost associated with the issuance of the Notes is amortized to interest expense on a straight-line basis over the term of the Notes.

The Notes are guaranteed on an unsecured senior basis by each of the Company's existing and future subsidiaries that guarantees the Credit Facility (the Guarantor Subsidiaries). The Notes and the guarantees are the Company's and the Guarantor Subsidiaries' general senior unsecured obligations and rank equally in right of payment with all of the Company's existing and future unsecured unsubordinated debt. The Notes and the guarantees are effectively junior in right of payment to their existing and future secured debt, including under the Credit Facility (to the extent of the value of the assets securing such debt), are structurally subordinated to all existing and future liabilities (including trade payables) of the Company's subsidiaries that are not guarantors of the Notes, and are senior in right of payment to all of their existing and future subordinated indebtedness.

The indenture agreement governing the Notes limits, among other things, the Company's and its restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce the Company's satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

Prior to September 15, 2012, the Company may redeem up to 35% of the Notes at a redemption price of 108.875% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the redemption date, from the net cash proceeds of specified equity offerings. The Company may also redeem the Notes prior to September 15, 2012, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the applicable premium and any accrued and unpaid interest, if any, thereon to the redemption date. The applicable premium is calculated as the greater of: (i) 1.0% of the principal amount of such Notes and (ii) the excess, if any, of (a) the present value at such date of redemption of (1) the redemption price of such Notes on September 15, 2012 plus (2) all required interest payments due on such Notes through September 15, 2012 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the treasury rate (as defined under the indenture) plus 50 basis points, over (b) the then-outstanding principal amount of such Notes. The Notes may be redeemed, in whole or in part, at any time during the twelve months beginning on September 15, 2012 at a redemption price of 106.656%, during the twelve months beginning on September 15, 2013 at a redemption price of 104.438%, during the twelve months beginning on September 15, 2014 at a redemption price of 102.219%, and at any time on or after September 12, 2015 at a redemption price of 100%, in each case plus accrued and unpaid interest, if any, thereon to the redemption date.

In the event a change of control occurs (as defined under the indenture), each holder will have the right to require the Company to repurchase all or any part (equal to $2,000 or larger integral multiples of $1,000) of such holder's Notes at a purchase price in cash equal to 101% of the aggregate principal amount of the Notes repurchased plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

CREDIT FACILITY

As of April 1, 2011, the Credit Facility provided a revolving line of credit of $325.0 million (including up to $35.0 million of letters of credit), with a maturity date of January 25, 2016. On January 25, 2011, the Company amended the Credit Facility to (1) increase the Company's revolving line of credit from $275.0 million to $325.0 million, (2) extend the maturity date of the Credit Facility from July 1, 2012 to January 25, 2016, (3) decrease the commitment fee and the applicable margin for Eurodollar and base rate loans under the Credit Facility, and (4) amend certain financial and other covenants to provide the Company with increased flexibility. Borrowings under the Credit Facility bear interest, at the Company's option, at either (1) the highest of the Federal Funds rate plus 0.50%, the Eurodollar rate plus 1.00% or the administrative agent's prime rate as announced from time to time, or (2) at the Eurodollar rate plus, in the case of each of (1) and (2), an applicable margin that is based on the ratio of the Company's debt to earnings before interest, taxes, depreciation and amortization (EBITDA). At April 1, 2011, the weighted average effective interest rate on the Company's outstanding borrowings under the Credit Facility was 3.29%. The Company has capitalized certain amounts of interest expense on the Credit Facility in connection with the construction of ViaSat-1, related gateway and networking equipment and other assets currently under construction. The Credit Facility is guaranteed by certain of the Company's domestic subsidiaries and collateralized by substantially all of the Company's and the Guarantor Subsidiaries' assets.

The Credit Facility contains financial covenants regarding a maximum leverage ratio, a maximum senior secured leverage ratio and a minimum interest coverage ratio. In addition, the Credit Facility contains covenants that restrict, among other things, the Company's ability to sell assets, make investments and acquisitions, make capital expenditures, grant liens, pay dividends and make certain other restricted payments.

The Company was in compliance with its financial covenants under the Credit Facility as of April 1, 2011. At April 1, 2011, the Company had $60.0 million in principal amount of outstanding borrowings under the Credit Facility and $14.3 million outstanding under standby letters of credit, leaving borrowing availability under the Credit Facility as of April 1, 2011 of $250.7 million.

CAPITAL LEASES

Occasionally the Company may enter into capital lease agreements for various machinery, equipment, computer-related equipment, software, furniture or fixtures. As of April 1, 2011, the Company had approximately $3.1 million outstanding under capital leases payable over a weighted average period of 36 months. These lease agreements bear interest at a weighted average rate of 4.69% and can be extended on a month-to-month basis after the original term. The Company had no material capital lease arrangements as of April 2, 2010.

NOTE 6

COMMON STOCK AND STOCK PLANS

On March 31, 2010, the Company and certain former WildBlue equity and debt holders (the WildBlue Investors) completed the sale of an aggregate of 6,900,000 shares of ViaSat common stock in an underwritten public offering, 3,173,962 of which were sold by the Company and 3,726,038 of which were sold by such WildBlue Investors. The Company's net proceeds from the offering were approximately $100.5 million after deducting underwriting discounts and estimated offering expenses. The shares sold by such WildBlue Investors in the offering constituted shares of ViaSat common stock issued to such WildBlue Investors in connection with the Company's acquisition of WildBlue. On April 1, 2010, the Company used $80.0 million of the net proceeds to repay outstanding borrowings under the Credit Facility. The remaining net proceeds from the offering were used for general corporate purposes.

In March 2010, the Company filed a universal shelf registration statement with the SEC for the future sale of an unlimited amount of debt securities, common stock, preferred stock, depositary shares, warrants, and rights. The securities may be offered from time to time, separately or together, directly by the Company, by selling security holders, or through underwriters, dealers or agents at amounts, prices, interest rates and other terms to be determined at the time of the offering.

In November 1996, the Company adopted the 1996 Equity Participation Plan. The 1996 Equity Participation Plan provides for the grant to executive officers, other key employees, consultants and non-employee directors of the Company a broad variety of stock-based compensation alternatives such as nonqualified stock options, incentive stock options, restricted stock units and performance awards. From November 1996 to September 2010 through various amendments of the 1996 Equity Participation Plan, the Company increased the maximum number of shares reserved for issuance under this plan from 2,500,000 shares to 17,400,000 shares. The Company believes that such awards better align the interests of its employees with those of its stockholders. Shares of the Company's common stock granted under the Plan in the form of stock options or stock appreciation right are counted against the Plan share reserve on a one for one basis. Shares of the Company's common stock granted under the Plan as an award other than as an option or as a stock appreciation right with a per share purchase price lower than 100% of fair market value on the date of grant are counted against the Plan share reserve as two shares for each share of common stock up to September 22, 2010 and subsequently as 2.65 shares for each share of common stock. Restricted stock units are granted to eligible employees and directors and represent rights to receive shares of common stock at a future date. As of April 1, 2011, the Company had granted options and restricted stock units, net of cancellations, to purchase 8,962,233 and 2,405,021 shares of common stock, respectively, under the Plan.

In November 1996, the Company adopted the ViaSat, Inc. Employee Stock Purchase Plan (the Employee Stock Purchase Plan) to assist employees in acquiring a stock ownership interest in the Company and to encourage them to remain in the employment of the Company. The Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. In July of 2009, the Company amended the Employee Stock Purchase Plan to increase the maximum number of shares reserved for issuance under this plan from 1,500,000 shares to 2,250,000 shares. The Employee Stock Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during specified six-month offering periods. No employee may purchase more than $25,000 worth of stock in any calendar year. The price of shares purchased under the Employee Stock Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. As of April 1, 2011, the Company had issued 1,710,854 shares of common stock under this plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Transactions related to the Company's stock options are summarized as follows:

	Number of Shares	Exercise Price per Share	Weighted Average Exercise Price per Share
Outstanding at March 28, 2008	5,641,225	$ 4.70–$43.82	$ 19.63
Options granted	280,800	19.05– 27.27	21.04
Options canceled	(135,700)	10.73– 33.68	24.86
Options exercised	(337,276)	4.70– 22.03	10.73
Outstanding at April 3, 2009	5,449,049	5.03– 43.82	20.12
Options granted	383,900	23.66– 29.45	29.05
Options canceled	(94,874)	5.03– 43.82	29.06
Options exercised	(1,019,899)	5.03– 30.74	19.06
Outstanding at April 2, 2010	4,718,176	5.03– 33.68	20.90
Options granted	266,250	39.21– 41.52	41.26
Options canceled	(20,543)	8.94– 33.68	27.40
Options exercised	(1,124,415)	5.03– 33.68	19.60
Outstanding at April 1, 2011	**3,839,468**	**$ 5.03–$41.52**	**$ 22.66**

All options issued under the Company's stock option plans have an exercise price equal to the fair market value of the Company's stock on the date of the grant.

The following table summarizes all options outstanding and exercisable by price range as of April 1, 2011:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life-Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 5.03–$12.76	387,292	1.79	$ 10.36	387,292	$ 10.36
13.01– 18.25	546,376	1.61	15.31	546,376	15.31
18.41– 18.41	3,500	1.67	18.41	3,500	18.41
18.73– 18.73	470,315	3.52	18.73	470,315	18.73
18.97– 20.95	392,366	3.12	20.22	270,866	20.27
21.02– 23.37	387,669	3.73	21.62	387,669	21.62
23.66– 25.88	214,317	2.62	24.60	199,967	24.60
26.15– 26.15	501,438	1.52	26.15	501,438	26.15
26.63– 29.45	440,350	4.39	28.91	169,200	28.35
30.37– 41.52	495,845	4.05	36.91	194,833	32.00
$ 5.03–$41.52	3,839,468	2.91	$ 22.66	3,131,456	$ 20.50

Transactions related to the Company's restricted stock units are summarized as follows:

	Number of Restricted Stock Units
Outstanding at March 28, 2008	300,909
Awarded	637,200
Forfeited	(29,717)
Released	(94,181)
Outstanding at April 3, 2009	814,211
Awarded	831,250
Forfeited	(21,807)
Released	(234,039)
Outstanding at April 2, 2010	1,389,615
Awarded	630,056
Forfeited	(37,035)
Released	(433,173)
Outstanding at April 1, 2011	**1,549,463**

All restricted stock units awarded under the Company's stock plans have an exercise price equal to zero.

NOTE 7

SHARES USED IN COMPUTING DILUTED NET INCOME PER SHARE

Fiscal Years Ended (In thousands)	April 1, 2011	April 2, 2010	April 3, 2009
WEIGHTED AVERAGE			
Common shares outstanding used in calculating basic net income per share attributable to ViaSat, Inc. common stockholders	40,858	33,020	30,772
Options to purchase common stock as determined by application of the treasury stock method	1,611	1,404	944
Restricted stock units to acquire common stock as determined by application of the treasury stock method	428	272	130
Contingently issuable shares in connection with certain terms of the JAST acquisition agreement	—	—	5
Potentially issuable shares in connection with certain terms of the amended ViaSat 401(k) Profit Sharing Plan	113	114	1
Employee Stock Purchase Plan equivalents	49	29	32
Shares used in computing diluted net income per share attributable to ViaSat, Inc. common stockholders	43,059	34,839	31,884

Antidilutive shares relating to stock options excluded from the calculation were 108,637 for the fiscal year ended April 1, 2011, 496,545 for the fiscal year ended April 2, 2010 and 2,771,573 for the fiscal year ended April 3, 2009. Antidilutive shares relating to restricted stock units excluded from the calculation were 4,525 for the fiscal year ended April 1, 2011, 521 for the fiscal year ended April 2, 2010 and 8,490 for the fiscal year ended April 3, 2009.

NOTE 8

INCOME TAXES

The provision for income taxes includes the following:

Fiscal Years Ended (In thousands)	April 1, 2011	April 2, 2010	April 3, 2009
Current tax provision (benefit)			
Federal	$ 433	$ (6,461)	$ 13,021
State	3,178	(667)	3,644
Foreign	222	199	215
	3,833	(6,929)	16,880
Deferred tax provision (benefit)			
Federal	3,704	13,608	(5,059)
State	(7,064)	(1,191)	(5,005)
Foreign	(475)	(50)	(22)
	(3,835)	12,367	(10,086)
Total (benefit from) provision for income taxes	$ (2)	$ 5,438	$ 6,794

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Significant components of the Company's net deferred tax assets are as follows:

(In thousands)	As of April 1, 2011	As of April 2, 2010
Deferred tax assets:		
Net operating loss carryforwards	$ 79,930	$ 86,325
Tax credit carryforwards	46,355	28,673
Warranty reserve	5,086	4,363
Accrued compensation	5,125	4,394
Deferred rent	2,673	2,582
Inventory reserve	4,899	1,498
Stock-based compensation	8,830	7,654
Contract accounting	1,415	2,005
Other	8,060	8,001
Valuation allowance	(12,671)	(13,074)
Total deferred tax assets	149,702	132,421
Deferred tax liabilities:		
Property, equipment and satellites and intangible assets	87,254	70,160
Total deferred tax liabilities	87,254	70,160
Net deferred tax assets	$ 62,448	$ 62,261

A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

Fiscal Years Ended (In thousands)	April 1, 2011	April 2, 2010	April 3, 2009
Tax expense at federal statutory rate	$ 12,749	$ 12,698	$ 15,834
State tax provision, net of federal benefit	1,375	2,259	2,545
Tax credits, net of valuation allowance	(15,615)	(11,408)	(10,017)
Manufacturing deduction	—	—	(920)
Non-deductible transaction costs	30	1,435	—
Non-deductible compensation	1,054	377	468
Other	405	77	(1,116)
Total provision for income taxes	$ (2)	$ 5,438	$ 6,794

As of April 1, 2011, the Company had federal and state research credit carryforwards of approximately $42.3 million and $46.1 million, respectively, which begin to expire in fiscal year 2027 and fiscal year 2018, respectively, and federal and state net operating loss carryforwards of approximately $211.9 million and $278.8 million, respectively, which begin to expire in fiscal year 2020 and fiscal year 2012, respectively.

The Company recognizes excess tax benefits associated with share-based compensation to stockholders' equity only when realized. When assessing whether excess tax benefits relating to share-based compensation have been realized, the Company follows the with-and-without approach excluding any indirect effects of the excess tax deductions. Under this approach, excess tax benefits related to share-based compensation are not deemed to be realized until after the utilization of all other tax benefits available to the Company. During fiscal year 2011, the Company realized $1.3 million of such excess state tax benefits and, accordingly, recorded a corresponding credit to additional paid in capital. As of April 1, 2011, the Company had $9.6 million of unrealized excess tax benefits associated with share-based compensation. These tax benefits will be accounted for as a credit to additional paid-in capital if and when realized, rather than a reduction of the provision for income taxes.

In accordance with the authoritative guidance for income taxes (ASC 740), net deferred tax assets are reduced by a valuation allowance if, based on all the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. A valuation allowance of $12.7 million at April 1, 2011 and $13.1 million at April 2, 2010 has been established relating to state net operating loss carryforwards and research credit carryforwards that, based on management's estimate of future taxable income attributable to certain states and generation of additional research credits, are considered more likely than not to expire unused.

If the Company has an "Ownership Change" as defined under Internal Revenue Code Section 382, it may have an annual limitation on the utilization of its net operating loss and tax credit carryforwards.

On March 31, 2007, the Company adopted the provisions of the authoritative guidance for accounting for uncertainty in income taxes (ASC 740).

The following table summarizes the activity related to the Company's unrecognized tax benefits:

(In thousands)	As of April 1, 2011	As of April 2, 2010	As of April 3, 2009
Balance, beginning of fiscal year	$ 31,759	$ 37,917	$ 30,691
Increases related to current year tax positions	4,740	3,031	8,880
Increase (decrease) related to prior year tax positions	1,819	(2,058)	(717)
Statute expirations	(5,303)	(3,452)	(937)
Settlements	—	(3,679)	—
Balance, end of fiscal year	$ 33,015	$ 31,759	$ 37,917

Of the total unrecognized tax benefits at April 1, 2011, approximately $26.1 million would reduce the Company's annual effective tax rate if recognized, subject to valuation allowance consideration.

Included in the balance at April 1, 2011 are $1.4 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

In the next twelve months it is reasonably possible that the amount of unrecognized tax benefits will decrease by approximately $2.5 million as a result of the expiration of the statute of limitations or settlements with tax authorities for previously filed tax returns.

The Company is subject to periodic audits by domestic and foreign tax authorities. By statute, the Company's U.S. federal returns are subject to examination by the IRS for fiscal years 2008 through 2010. Additionally, tax credit carryovers that were generated in prior years and utilized in these years may also be subject to examination by the IRS. In September 2010, the IRS commenced an examination of our fiscal year 2009 federal income tax return. Subsequently, the IRS added our fiscal year 2010 income tax return to the examination. With few exceptions, fiscal years 2007 to 2010 remain open to examination by state and foreign taxing jurisdictions. The Company believes that it has appropriate support for the income tax positions taken on its tax returns and its accruals for tax liabilities are adequate for all open years based on an assessment of many factors, including past experience and interpretations. The Company's policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expense. There were no accrued interest or penalties associated with uncertain tax positions as of April 1, 2011. A decrease of $0.5 million of interest and penalties was recorded in the period ended April 1, 2011.

NOTE 9

ACQUISITIONS

STONEWOOD ACQUISITION

On July 8, 2010, the Company completed the acquisition of all outstanding shares of the parent company of Stonewood. Stonewood is a leader in the design, manufacture and delivery of data at rest encryption products and services. Stonewood products are used to encrypt data on computer hard drives so that a lost or stolen laptop does not result in the compromise of classified information or the loss of intellectual property. The purchase price of approximately $18.8 million was comprised of $4.6 million related to the fair value of 144,962 shares of the Company's common stock issued at the closing and $14.2 million in cash consideration paid to former Stonewood stockholders. The $14.2 million in cash consideration paid to the former Stonewood stockholders less cash acquired of $0.7 million resulted in a net cash outlay of approximately $13.5 million.

In accordance with the authoritative guidance for business combinations (ASC 805), the Company allocated the purchase price of the acquired company to the net tangible assets and intangible assets acquired based upon their estimated fair values. Under the authoritative guidance for business combinations, acquisition-related transaction costs and acquisition-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. Total merger-related transaction costs incurred by the Company were approximately $0.9 million, all of which were incurred and recorded in selling, general and administrative expenses in fiscal year 2011.

The preliminary purchase price allocation of the acquired assets and assumed liabilities based on the estimated fair values as of July 8, 2010 is as follows:

(In thousands)	
Current assets	$ 4,382
Property and equipment	484
Identifiable intangible assets	11,199
Goodwill	7,381
Total assets acquired	23,446
Current liabilities	(1,843)
Other long term liabilities	(2,770)
Total liabilities assumed	(4,613)
Total purchase price	$ 18,833

Amounts assigned to identifiable intangible assets are being amortized on a straight-line basis over their estimated useful lives and are as follows:

	Preliminary Fair Value (In thousands)	Estimated Weighted Average Life
Technology	$ 9,026	5
Customer relationships	1,977	10
Non-compete agreements	196	5
Total identifiable intangible assets	$ 11,199	6

The intangible assets acquired in the Stonewood business combination were determined, in accordance with the authoritative guidance for business combinations, based on the estimated fair values using valuation techniques consistent with the market approach and/or income approach to measure fair value. The remaining useful lives were estimated based on the underlying agreements and/or the future economic benefit expected to be received from the assets.

The acquisition of Stonewood is beneficial to the Company as it enhances the Company's current encryption security offerings within the Company's information assurance products and provides additional solutions in the design, manufacture and delivery of data at rest encryption products and services. These benefits and additional opportunities were among the factors that contributed to a purchase price resulting in the recognition of preliminary estimated goodwill, which was recorded within the Company's government systems segment. The intangible assets and goodwill recognized are not deductible for federal income tax purposes. The purchase price allocation is preliminary due to pending resolution of certain Stonewood tax attributes. During the fourth quarter of fiscal year 2011, the Company recorded a $0.5 million adjustment to the preliminary purchase price allocation for Stonewood related to pre-acquisition net operating loss carryovers, reducing the Company's government systems segment goodwill with a corresponding adjustment to deferred tax liabilities.

The consolidated financial statements include the operating results of Stonewood from the date of acquisition. Pro forma results of operations have not been presented because the effect of the acquisition was insignificant to the financial statements for all periods presented.

WILDBLUE ACQUISITION

On December 15, 2009, the Company completed the acquisition of all outstanding shares of WildBlue, a privately held provider of broadband internet service, delivering two-way broadband internet access via satellite in the contiguous United States. The purchase price of approximately $574.6 million was comprised primarily of $131.9 million related to the fair value of 4,286,250 shares of the Company's common stock issued at the closing date and $442.7 million in cash consideration. The $442.7 million in cash consideration paid to the former WildBlue stockholders less cash and restricted cash acquired of $64.7 million resulted in a net cash outlay of approximately $378.0 million. As of April 2, 2010, all of the acquired restricted cash had become unrestricted. Total merger-related transaction costs incurred by the Company related to WildBlue acquisition were approximately $8.7 million, all of which were incurred and recorded in selling, general and administrative expenses in fiscal year 2010.

The purchase price allocation of the acquired assets and assumed liabilities based on the estimated fair values is as follows:

(In thousands)	
Current assets	$ 106,672
Property, equipment and satellites	378,263
Identifiable intangible assets	82,070
Goodwill	9,809
Deferred income taxes	22,693
Other assets	1,969
Total assets acquired	601,476
Current liabilities	(19,689)
Other long term liabilities	(7,168)
Total liabilities assumed	(26,857)
Total purchase price	$ 574,619

Amounts assigned to identifiable intangible assets are being amortized on a straight-line basis over their estimated useful lives and are as follows:

	Fair Value (In thousands)	Estimated Weighted Average Life
Trade name	$ 5,680	3
Customer relationships—retail	39,840	6
Customer relationships—wholesale	27,950	8
Satellite co-location rights	8,600	10
Total identifiable intangible assets	$ 82,070	7

The intangible assets acquired in the WildBlue business combination were determined, in accordance with the authoritative guidance for business combinations, based on the estimated fair values using valuation techniques consistent with the market approach, income approach and/or cost approach to measure fair value. The remaining useful lives were estimated based on the underlying agreements and/or the future economic benefit expected to be received from the assets. Under the terms of the co-location right agreement, the Company has certain option periods that begin in approximately 10 years based upon the life of Anik F2 Ka-Band Payload.

The acquisition of WildBlue is beneficial to the Company as it is expected to enable the Company to integrate the extensive bandwidth capacity of its ViaSat-1 satellite into WildBlue's existing distribution and fulfillment resources, which are expected to reduce initial service costs and improve subscriber growth. These benefits and additional opportunities were among the factors that contributed to a purchase price resulting in the recognition of goodwill, which was recorded within the Company's satellite services segment. The intangible assets and goodwill recognized are not deductible for federal income tax purposes. During fiscal year 2011, the Company recorded a $0.4 million adjustment to the final purchase price allocation for WildBlue primarily related to pre-acquisition net operating loss carryovers, increasing the Company's satellite services segment goodwill with a corresponding adjustment to deferred tax assets.

The consolidated financial statements include the operating results of WildBlue from the date of acquisition. During fiscal year 2010, since the acquisition date, the Company recorded approximately $63.4 million in revenue and $0.4 million of net income with respect to the WildBlue business in the Company's consolidated statements of operations.

Unaudited Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations for the Company and WildBlue on a pro forma basis, as though the companies had been combined as of the beginning of the related fiscal years. The pro forma financial information is presented for informational purposes only and may not be indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the related fiscal years. The pro forma financial information for fiscal years 2010 and 2009 include the business combination accounting effect on historical WildBlue revenue, elimination of the historical ViaSat revenues and related costs of revenues derived from sales of CPE units to WildBlue, amortization and depreciation charges from acquired intangible and tangible assets, the difference between WildBlue's and ViaSat's historical interest expense/interest income due to ViaSat's new capitalization structure as a result of the acquisition, related tax effects and adjustment to shares outstanding for shares issued for the acquisition.

Fiscal Years Ended (In thousands, except per share data)	April 2, 2010	April 3, 2009
Total revenues	$ 818,505	$ 792,241
Net income attributable to ViaSat, Inc.	$ 30,792	$ 4,921
Basic net income per share attributable to ViaSat, Inc. common stockholders	$ 0.85	$ 0.14
Diluted net income per share attributable to ViaSat, Inc. common stockholders	$ 0.81	$ 0.14

NOTE 10

EMPLOYEE BENEFITS

The Company is a sponsor of a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code which was amended during the fourth quarter of fiscal year 2009. Under the amended plan, the Company may make discretionary contributions to the plan which vest over six years. The Company's discretionary matching contributions to the plan are based on the amount of employee contributions and can be made in cash or the Company's common stock at the Company's election. Subsequent to the fiscal year-end, the Company elected to settle the discretionary contributions liability in stock. Based on the year-end common stock closing price, the Company would issue 161,865 shares of common stock at this time. Discretionary contributions accrued by the Company as of April 1, 2011 and April 2, 2010 amounted to $6.3 million and $5.2 million, respectively.

NOTE 11

COMMITMENTS

In January 2008, the Company entered into several agreements with Space Systems/Loral, Inc. (SS/L), Loral Space & Communications, Inc. (Loral) and Telesat Canada related to the Company's anticipated high-capacity satellite system. Under the satellite construction contract with SS/L, the Company purchased ViaSat-1, a new high-capacity Ka-band spot-beam satellite designed by the Company and currently under construction by SS/L for approximately $209.1 million, subject to purchase price adjustments based on satellite performance. The total cost of the satellite is $246.0 million, but, as part of the satellite purchase arrangements, Loral executed a separate contract with SS/L whereby Loral is purchasing the Canadian beams on the ViaSat-1 satellite for approximately $36.9 million (15% of the total satellite cost). The Company has also entered into a beam sharing agreement with Loral, whereby Loral has agreed to reimburse the Company for 15% of the total costs associated with launch and launch insurance, which is estimated to be approximately $22.5 million, and in-orbit insurance and satellite operating costs post launch. On March 1, 2011, Loral entered into agreements with Telesat Canada pursuant to which Loral assigned to Telesat Canada and Telesat Canada assumed from Loral all of Loral's rights and obligations with respect to the Canadian beams on ViaSat-1.

In November 2008, the Company entered into a launch services agreement with Arianespace to procure launch services for ViaSat-1 at a cost estimated to be $107.8 million, depending on the mass of the satellite at launch. In March 2009, the Company substituted ILS International Launch Services, Inc. (ILS) for Arianespace as the primary provider of launch services for ViaSat-1, and accordingly, the Company entered into a contract for launch services with ILS to procure launch services for ViaSat-1 at an estimated cost of approximately $80.0 million, subject to certain adjustments.

On May 7, 2009, the Company entered into an Amended and Restated Launch Services Agreement with Arianespace, whereby Arianespace has agreed to perform certain launch services to maintain the launch capability for ViaSat-1, should the need arise, or for launch services of a future ViaSat satellite launch prior to December 2015. This amendment and restatement also provides for certain cost adjustments depending on fluctuations in foreign currencies, mass of the satellite launched and launch period timing.

The Company has various other purchase commitments under satellite capacity agreements which are used to provide satellite networking services to its customers for future minimum payments of $18.7 million, $12.1 million, $12.3 million and $0.9 million in fiscal years 2012, 2013, 2014 and 2015, respectively, with no further commitments thereafter.

The Company leases office and other facilities under non-cancelable operating leases with initial terms ranging from one to fifteen years which expire between fiscal year 2012 and fiscal year 2022 and provide for pre-negotiated fixed rental rates during the terms of the lease. Certain of the Company's facilities leases contain option provisions which allow for extension of the lease terms.

For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight-line basis over the lease term as that term is defined in the authoritative guidance for leases (ASC 840) including any option periods considered in the lease term and any periods during which the Company has use of the property but is not charged rent by a landlord ("rent holiday"). Leasehold improvement incentives paid to the Company by a landlord are recorded as a liability and amortized as a reduction of rent expense over the lease term. Total rent expense was $17.1 million, $14.5 million and $12.5 million in fiscal years 2011, 2010 and 2009, respectively.

Future minimum lease payments are as follows:

Fiscal Years Ending (In thousands)		
2012	$	16,938
2013		15,525
2014		15,418
2015		14,394
2016		13,563
Thereafter		42,018
	$	117,856

NOTE 12

CONTINGENCIES

The Company is involved in a variety of claims, suits, investigations and proceedings arising in the ordinary course of business, including actions with respect to intellectual property claims, breach of contract claims, labor and employment claims, tax and other matters. Although claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, the Company believes that the resolution of its current pending matters will not have a material adverse effect on its business, financial condition, results of operations or liquidity.

U.S. government agencies, including the Defense Contract Audit Agency (DCAA) and others, routinely audit and review a contractor's performance on government contracts, indirect rates and pricing practices, and compliance with applicable contracting and procurement laws, regulations and standards. They also review the adequacy of the contractor's compliance with government standards for its accounting and management internal control systems, including: control environment and overall accounting system, general information technology system, budget and planning system, purchasing system, material management and accounting system, compensation system, labor system, indirect and other direct costs system, billing system and estimating system.

Government audits and reviews may conclude that the Company's practices are not consistent with applicable laws and regulations and result in adjustments to contract costs and mandatory customer refunds. Such adjustments can be applied retroactively, which could result in significant customer refunds, penalties and sanctions against the Company, including withholding of payments, and increased government scrutiny that could delay or adversely affect the Company's ability to receive timely payment on contracts, perform contracts or compete for contracts with the U.S. Government.

The Company's incurred cost audits by the DCAA have not been completed for fiscal year 2003 and subsequent fiscal years. Although the Company has recorded contract revenues subsequent to fiscal year 2002 based upon an estimate of costs that the Company believes will be approved upon final audit or review, the Company does not know the outcome of any ongoing or future audits or reviews and adjustments, and if future adjustments exceed the Company's estimates, its profitability would be adversely affected. In the fourth quarter of fiscal year 2011, based on recent events, including communications with the DCMA, changes in the regulatory environment for federal government contractors and the status of current government audits, the Company recorded an additional $5.0 million in contract-related reserves for its estimate of potential refunds to customers for potential cost adjustments on several multi-year U.S. government cost reimbursable contracts, bringing the Company's total reserve to $6.7 million as of April 1, 2011. This reserve is classified as either an element of accrued liabilities or as a reduction of unbilled accounts receivable based on status of the related contracts.

NOTE 13

PRODUCT WARRANTY

The Company provides limited warranties on its products for periods of up to five years. The Company records a liability for its warranty obligations when products are shipped or they are included in long-term construction contracts based upon an estimate of expected warranty costs. Amounts expected to be incurred within twelve months are classified as a current liability. For mature products, the warranty cost estimates are based on historical experience with the particular product. For newer products that do not have a history of warranty cost, the Company bases its estimates on its experience with the technology involved and the type of failures that may occur. It is possible that the Company's underlying assumptions will not reflect the actual experience and in that case, future adjustments will be made to the recorded warranty obligation. The following table reflects the change in the Company's warranty accrual in fiscal years 2011, 2010 and 2009.

Fiscal Years Ended (In thousands)	April 1, 2011	April 2, 2010	April 3, 2009
Balance, beginning of period	$ 11,208	$ 11,194	$ 11,679
Change in liability for warranties issued in period	7,396	6,988	7,720
Settlements made (in cash or in kind) during the period	(5,662)	(6,974)	(8,205)
Balance, end of period	$ 12,942	$ 11,208	$ 11,194

NOTE 14

RESTRUCTURING

In the third quarter of fiscal year 2010, the Company initiated a post-acquisition restructuring plan related to the termination of certain duplicative employee positions upon the acquisition of WildBlue. Under the terms of the plan, the Company recorded restructuring charges of approximately $0.5 million and $2.7 million as part of selling, general and administrative expenses within the satellite services segment during fiscal years 2011 and 2010, respectively. The Company recorded no restructuring charges during fiscal year 2009. As of April 1, 2011 and April 2, 2010, $0.2 million and $0.3 million, respectively, of restructuring charges remained unpaid and recorded in accrued liabilities. During fiscal year 2011 and 2010, the Company paid approximately $0.6 million and $2.4 million of the outstanding restructuring liabilities, respectively.

NOTE 15

SEGMENT INFORMATION

The Company's reporting segments, comprised of the government systems, commercial networks and satellite services segments, are primarily distinguished by the type of customer and the related contractual requirements. The Company's government systems segment develops and produces network-centric, IP-based secure government communications systems, products and solutions. The more regulated government environment is subject to unique contractual requirements and possesses economic characteristics which differ from the commercial networks and satellite services segments. The Company's commercial networks segment develops and produces a variety of advanced end-to-end satellite communication systems and ground networking equipment and products. The Company's satellite services segment complements both the government systems and commercial networks segments by providing wholesale and retail satellite-based broadband internet services in the United States via the Company's satellite and capacity agreements, as well as managed network services for the satellite communication systems of the Company's consumer, enterprise and mobile broadband customers. The Company's satellite services segment includes the Company's acquired WildBlue business and the Company's ViaSat-1 satellite-related activities. The Company's segments are determined consistent with the way management currently organizes and evaluates financial information internally for making operating decisions and assessing performance.

As discussed further in Note 1, included in the government systems segment operating profit for fiscal year 2011 is an $8.5 million forward loss recorded during the first quarter of fiscal year 2011 on a government satellite communications program. As discussed in Note 1, also included in the government systems segment operating profit for fiscal year 2011 is an additional $5.0 million in contract related reserves for potential cost adjustments on several multi-year U.S. government cost reimbursable contracts, which resulted in a decrease to revenues and earnings. The Company's satellite services segment operating profit for fiscal year 2011 reflects a $5.2 million benefit to cost of service revenues related to a WildBlue satellite capacity contract liability acquired and release of future payment liabilities related thereto.

Fiscal Years Ended (In thousands)	April 1, 2011	April 2, 2010	April 3, 2009
Revenues			
Government Systems	$ 384,111	$ 385,151	$ 388,656
Commercial Networks	183,143	227,120	230,828
Satellite Services	234,952	75,809	8,695
Elimination of intersegment revenues	—	—	—
Total revenues	$ 802,206	$ 688,080	$ 628,179
Operating profits (losses)			
Government Systems	$ 29,872	$ 55,720	$ 57,019
Commercial Networks	(9,482)	6,091	63
Satellite Services	38,228	(9,305)	(3,978)
Elimination of intersegment operating profits	—	—	—
Segment operating profit before corporate and amortization	58,618	52,506	53,104
Corporate	44	(2)	5
Amortization of acquired intangible assets	(19,409)	(9,494)	(8,822)
Income from operations	$ 39,253	$ 43,010	$ 44,287

Amortization of acquired intangible assets by segment for the fiscal years ended April 1, 2011, April 2, 2010 and April 3, 2009 was as follows:

(In thousands)	April 1, 2011	April 2, 2010	April 3, 2009
Government Systems	$ 2,457	$ 1,086	$ 1,088
Commercial Networks	4,001	4,629	7,734
Satellite Services	12,951	3,779	—
Total amortization of acquired intangible assets	$ 19,409	$ 9,494	$ 8,822

Assets identifiable to segments include: accounts receivable, unbilled accounts receivable, inventory, acquired intangible assets and goodwill. Segment assets as of April 1, 2011 and April 2, 2010 were as follows:

(In thousands)	April 1, 2011	April 2, 2010
Segment assets		
Government Systems	$ 228,194	$ 168,703
Commercial Networks	133,158	146,990
Satellite Services	93,857	107,919
Total segment assets	455,209	423,612
Corporate assets	950,539	869,940
Total assets	$ 1,405,748	$ 1,293,552

Net acquired intangible assets and goodwill included in segment assets as of April 1, 2011 and April 2, 2010 were as follows:

	Net Acquired Intangible Assets		Goodwill	
(In thousands)	April 1, 2011	April 2, 2010	April 1, 2011	April 2, 2010
Government Systems	$ 11,157	$ 1,708	$ 30,023	$ 22,161
Commercial Networks	5,391	9,389	43,700	43,461
Satellite Services	65,341	78,292	9,809	9,402
Total	$ 81,889	$ 89,389	$ 83,532	$ 75,024

Revenue information by geographic area for the fiscal years ended April 1, 2011, April 2, 2010 and April 3, 2009 was as follows:

Fiscal Years Ended (In thousands)	April 1, 2011	April 2, 2010	April 3, 2009
United States	$ 667,060	$ 554,522	$ 528,342
Europe, Middle East and Africa	95,356	90,838	49,024
Asia, Pacific	24,203	25,293	30,716
North America other than United States	8,321	9,026	14,840
Latin America	7,266	8,401	5,257
Total	$ 802,206	$ 688,080	$ 628,179

The Company distinguishes revenues from external customers by geographic area based on customer location.

The net book value of long-lived assets located outside the United States was $7.9 million and $4.4 million at April 1, 2011 and April 2, 2010, respectively.

NOTE 16

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Michael Targoff, a director of the Company since February 2003, currently serves as the Chief Executive Officer and the Vice Chairman of the board of directors of Loral, the parent of SS/L, and is also a director of Telesat Holdings Inc., a joint venture company formed by Loral and the Public Sector Pension Investment Board to acquire Telesat Canada in October 2007. John Stenbit, a director of the Company since August 2004, also currently serves on the board of directors of Loral.

In January 2008, the Company entered into a satellite construction contract with SS/L under which the Company purchased a new high-capacity Ka-band spot-beam satellite (ViaSat-1) designed by the Company and currently under construction by SS/L for approximately $209.1 million, subject to purchase price adjustments based on satellite performance. In addition, the Company entered into a beam sharing agreement with Loral, whereby Loral is responsible for contributing 15% of the total costs (estimated at approximately $57.6 million) associated with the ViaSat-1 satellite project. The Company's purchase of the ViaSat-1 satellite from SS/L was approved by the disinterested members of the Company's Board of Directors, after a determination by the disinterested members of the Company's Board that the terms and conditions of the purchase were fair to and in the best interests of the Company and its stockholders. On March 1, 2011, Loral entered into agreements with Telesat Canada pursuant to which Loral assigned to Telesat Canada and Telesat Canada assumed from Loral all of Loral's rights and obligations with respect to the Canadian beams on ViaSat-1.

During the fiscal years ended April 1, 2011, April 2, 2010 and April 3, 2009, under the satellite construction contract, the Company paid $25.0 million, $62.9 million and $92.7 million, respectively, to SS/L and had no payable to SS/L as of April 1, 2011 and $3.8 million payable to SS/L as of April 2, 2010. During the fiscal years ended April 1, 2011, April 2, 2010 and April 3, 2009, the Company also received $8.2 million, $2.6 million and $0.9 million, respectively, from SS/L under the beam sharing agreement with Loral. Accounts receivable due from SS/L under the beam sharing agreement with Loral were less than $0.1 million and $3.8 million as of April 1, 2011 and April 2, 2010, respectively.

From time to time the Company enters into various contracts in the ordinary course of business with SS/L and Telesat Canada. Under a contract with SS/L, the Company recognized $3.3 million in revenue during fiscal year 2011 and received $3.9 million of cash during fiscal year 2011. During fiscal years 2010 and 2009, the Company recognized no revenue and had no cash receipts related to a contract with SS/L. Accounts receivable due under a contract with SS/L was $0.8 million as of April 1, 2011 and there was no accounts receivable outstanding as of April 2, 2010. Collections in excess of revenues and deferred revenues related to a contract with SS/L were $1.4 million and $0.8 million as of April 1, 2011 and April 2, 2010, respectively. The Company recognized an immaterial amount of revenue related to Telesat Canada for the fiscal years ended April 1, 2011 and April 2, 2010, and approximately $2.0 million for the fiscal year ended April 3, 2009. The Company received $1.2 million, $1.9 million and $2.5 million, respectively, from Telesat Canada during the fiscal years ended April 1, 2011, April 2, 2010 and April 3, 2009. Accounts receivable due from Telesat Canada as of April 1, 2011 and April 2, 2010 were an immaterial amount and $0.9 million, respectively. The Company also recognized $2.2 million and $2.1 million of expense related to Telesat Canada for the fiscal years ended April 1, 2011 and April 2, 2010, respectively, and no material amounts for the fiscal year ended April 3, 2009. During the fiscal years ended April 1, 2011 and April 2, 2010, the Company paid $7.2 million and $2.1 million, respectively, to Telesat Canada. There were no material amounts paid to Telesat Canada during the fiscal year ended April 3, 2009. All other amounts related to SS/L and Telesat Canada, excluding activities under the ViaSat-1 related satellite contracts, were not material.

NOTE 17

FINANCIAL STATEMENTS OF PARENT AND SUBSIDIARY GUARANTORS

On October 22, 2009, the Company issued $275.0 million in principal amount of Notes in a private placement to institutional buyers. The Notes were exchanged in May 2010 for substantially identical Notes that had been registered with the SEC. The Notes are jointly and severally guaranteed on a full and unconditional basis by each of the Guarantor Subsidiaries, which are 100% owned by the Company. The indenture governing the Notes limits, among other things, the Company's and its restricted subsidiaries' ability to: incur, assume or guarantee additional debt; issue redeemable stock and preferred stock; pay dividends, make distributions or redeem or repurchase capital stock; prepay, redeem or repurchase subordinated debt; make loans and investments; grant or incur liens; restrict dividends, loans or asset transfers from restricted subsidiaries; sell or otherwise dispose of assets; enter into transactions with affiliates; reduce the Company's satellite insurance; and consolidate or merge with, or sell substantially all of their assets to, another person.

The following supplemental financial information sets forth, on a condensed consolidating basis, the balance sheets, statements of operations and statements of cash flows for the Company (as "Issuing Parent Company"), the Guarantor Subsidiaries, the non-guarantor subsidiaries and total consolidated Company and subsidiaries as of April 1, 2011 and April 2, 2010 and for the fiscal years ended April 1, 2011, April 2, 2010 and April 3, 2009.

CONDENSED CONSOLIDATED BALANCE SHEET AS OF APRIL 1, 2011

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 24,347	$ 7,600	$ 8,543	$ —	$ 40,490
Accounts receivable, net	171,183	10,644	10,062	—	191,889
Inventories	88,542	7,484	2,932	(403)	98,555
Deferred income taxes	16,428	1,723	162	492	18,805
Prepaid expenses and other current assets	15,236	4,745	1,160	—	21,141
Total current assets	315,736	32,196	22,859	89	370,880
Satellites, net	276,418	256,582	—	—	533,000
Property and equipment, net	122,945	103,410	7,785	(1,001)	233,139
Other acquired intangible assets, net	6,201	65,341	10,347	—	81,889
Goodwill	63,939	9,686	9,907	—	83,532
Investments in subsidiaries and intercompany receivables	490,288	2,246	404	(492,938)	—
Other assets	89,834	12,922	552	—	103,308
Total assets	$ 1,365,361	$ 482,383	$ 51,854	$ (493,850)	$ 1,405,748
LIABILITIES AND EQUITY					
Current liabilities:					
Accounts payable	$ 62,465	$ 8,164	$ 1,083	$ —	$ 71,712
Accrued liabilities	100,749	25,691	4,143	—	130,583
Current portion of other long-term debt	116	1,012	—	—	1,128
Total current liabilities	163,330	34,867	5,226	—	203,423
Senior Notes due 2016, net	272,296	—	—	—	272,296
Other long-term debt	60,203	1,743	—	—	61,946
Intercompany payables	14,606	—	11,945	(26,551)	—
Other liabilities	16,464	4,321	3,057	—	23,842
Total liabilities	526,899	40,931	20,228	(26,551)	561,507
Equity:					
ViaSat, Inc. stockholders' equity					
Total ViaSat, Inc. stockholders' equity	838,462	441,452	31,626	(471,415)	840,125
Noncontrolling interest in subsidiary	—	—	—	4,116	4,116
Total equity	838,462	441,452	31,626	(467,299)	844,241
Total liabilities and equity	$ 1,365,361	$ 482,383	$ 51,854	$ (493,850)	$ 1,405,748

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

CONDENSED CONSOLIDATED BALANCE SHEET AS OF APRIL 2, 2010

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
ASSETS					
Current assets:					
Cash and cash equivalents	$ 66,258	$ 16,216	$ 7,157	$ —	$ 89,631
Accounts receivable, net	160,807	11,983	3,561	—	176,351
Inventories	75,222	6,313	1,427	—	82,962
Deferred income taxes	16,480	866	—	—	17,346
Prepaid expenses and other current assets	25,457	2,504	896	—	28,857
Total current assets	344,224	37,882	13,041	—	395,147
Satellites, net	209,431	286,258	—	—	495,689
Property and equipment, net	66,928	82,679	7,141	(944)	155,804
Other acquired intangible assets, net	10,872	78,292	225	—	89,389
Goodwill	63,940	9,279	1,805	—	75,024
Investments in subsidiaries and intercompany receivables	596,313	2,324	7,654	(606,291)	—
Other assets	60,812	21,070	617	—	82,499
Total assets	$ 1,352,520	$ 517,784	$ 30,483	$ (607,235)	$ 1,293,552
LIABILITIES AND EQUITY					
Current liabilities:					
Accounts payable	$ 71,765	$ 5,920	$ 670	$ —	$ 78,355
Accrued liabilities	85,960	14,602	1,689	—	102,251
Total current liabilities	157,725	20,522	2,359	—	180,606
Senior Notes due 2016, net	271,801	—	—	—	271,801
Other long-term debt	60,000	—	—	—	60,000
Intercompany payables	93,468	—	14,505	(107,973)	—
Other liabilities	16,356	7,990	49	—	24,395
Total liabilities	599,350	28,512	16,913	(107,973)	536,802
Equity:					
ViaSat, Inc. stockholders' equity					
Total ViaSat, Inc. stockholders' equity	753,170	489,272	13,570	(503,007)	753,005
Noncontrolling interest in subsidiary	—	—	—	3,745	3,745
Total equity	753,170	489,272	13,570	(499,262)	756,750
Total liabilities and equity	$ 1,352,520	$ 517,784	$ 30,483	$ (607,235)	$ 1,293,552

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE FISCAL YEAR ENDED APRIL 1, 2011

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
Revenues:					
Product revenues	$ 505,634	$ 5,546	$ 16,583	$ (3,825)	$ 523,938
Service revenues	53,701	215,267	10,994	(1,694)	278,268
Total revenues	559,335	220,813	27,577	(5,519)	802,206
Operating expenses:					
Cost of product revenues	375,635	8,228	9,426	(3,344)	389,945
Cost of service revenues	34,339	121,024	6,926	(1,666)	160,623
Selling, general and administrative	104,235	50,946	9,123	(39)	164,265
Independent research and development	27,807	—	924	(20)	28,711
Amortization of acquired intangible assets	4,672	12,954	1,783	—	19,409
Income (loss) from operations	12,647	27,661	(605)	(450)	39,253
Other income (expense):					
Interest income	687	—	9	(373)	323
Interest expense	(3,103)	(49)	(375)	373	(3,154)
Income (loss) before income taxes	10,231	27,612	(971)	(450)	36,422
Provision (benefit from) for income taxes	(10,188)	10,325	353	(492)	(2)
Equity in net income (loss) of consolidated subsidiaries	15,654	—	—	(15,654)	—
Net income (loss)	36,073	17,287	(1,324)	(15,612)	36,424
Less: Net income (loss) attributable to noncontrolling interest, net of tax	—	—	—	309	309
Net income (loss) attributable to ViaSat, Inc.	$ 36,073	$ 17,287	$ (1,324)	$ (15,921)	$ 36,115

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE FISCAL YEAR ENDED APRIL 2, 2010

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
Revenues:					
Product revenues	$ 581,911	$ 907	$ 4,065	$ (2,809)	$ 584,074
Service revenues	34,986	62,499	7,010	(489)	104,006
Total revenues	616,897	63,406	11,075	(3,298)	688,080
Operating expenses:					
Cost of product revenues	405,624	960	3,851	(1,909)	408,526
Cost of service revenues	23,070	36,937	7,316	(493)	66,830
Selling, general and administrative	109,931	20,957	2,013	(6)	132,895
Independent research and development	26,961	2	362	—	27,325
Amortization of acquired intangible assets	5,178	3,778	538	—	9,494
Income (loss) from operations	46,133	772	(3,005)	(890)	43,010
Other income (expense):					
Interest income	658	3	12	(52)	621
Interest expense	(7,354)	—	(52)	52	(7,354)
Income (loss) before income taxes	39,437	775	(3,045)	(890)	36,277
Provision (benefit from) for income taxes	5,113	308	17	—	5,438
Equity in net income (loss) of consolidated subsidiaries	(2,300)	—	—	2,300	—
Net income (loss)	32,024	467	(3,062)	1,410	30,839
Less: Net income (loss) attributable to noncontrolling interest, net of tax	—	—	—	(297)	(297)
Net income (loss) attributable to ViaSat, Inc.	$ 32,024	$ 467	$ (3,062)	$ 1,707	$ 31,136

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE FISCAL YEAR ENDED APRIL 3, 2009

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
Revenues:					
Product revenues	$ 590,403	$ —	$ 6,128	$ (1,189)	$ 595,342
Service revenues	27,042	—	6,364	(569)	32,837
Total revenues	617,445	—	12,492	(1,758)	628,179
Operating expenses:					
Cost of product revenues	420,653	—	5,105	(1,138)	424,620
Cost of service revenues	18,097	—	4,577	(470)	22,204
Selling, general and administrative	96,707	—	1,917	—	98,624
Independent research and development	29,311	—	390	(79)	29,622
Amortization of acquired intangible assets	8,403	—	419	—	8,822
Income (loss) from operations	44,274	—	84	(71)	44,287
Other income (expense):					
Interest income	1,325	—	138	—	1,463
Interest expense	(507)	—	(2)	—	(509)
Income (loss) before income taxes	45,092	—	220	(71)	45,241
Provision (benefit from) for income taxes	6,791	—	3	—	6,794
Equity in net income (loss) of consolidated subsidiaries	100	—	—	(100)	—
Net income (loss)	38,401	—	217	(171)	38,447
Less: Net income (loss) attributable to noncontrolling interest, net of tax	—	—	—	116	116
Net income (loss) attributable to ViaSat, Inc.	$ 38,401	$ —	$ 217	$ (287)	$ 38,331

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE FISCAL YEAR ENDED APRIL 1, 2011

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES					
Net cash provided by (used in) operating activities	$ 57,877	$ 112,029	$ (19)	$ (270)	$ 169,617
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, equipment and satellites, net	(152,416)	(54,126)	(2,013)	270	(208,285)
Cash paid for patents, licenses and other assets	(15,942)	—	(44)	—	(15,986)
Payments related to acquisition of businesses, net of cash acquired	(14,203)	—	747	—	(13,456)
Investment in subsidiaries	(726)	100	1,731	(1,105)	—
Net cash (used in) provided by investing activities	(183,287)	(54,026)	421	(835)	(237,727)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from line of credit borrowings	40,000	—	—	—	40,000
Payments on line of credit	(40,000)	—	—	—	(40,000)
Payment of debt issuance costs	(2,775)	—	—	—	(2,775)
Proceeds from issuance of common stock under equity plans	26,398	—	—	—	26,398
Purchase of common stock in treasury	(5,880)	—	—	—	(5,880)
Incremental tax benefits from stock-based compensation	867	—	—	—	867
Intercompany long-term financing	64,889	(66,619)	625	1,105	—
Net cash provided by (used in) financing activities	83,499	(66,619)	625	1,105	18,610
Effect of exchange rate changes on cash	—	—	359	—	359
Net (decrease) increase in cash and cash equivalents	(41,911)	(8,616)	1,386	—	(49,141)
Cash and cash equivalents at beginning of fiscal year	66,258	16,216	7,157		89,631
Cash and cash equivalents at end of fiscal year	$ 24,347	$ 7,600	$ 8,543	$ —	$ 40,490

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE FISCAL YEAR ENDED APRIL 2, 2010

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES					
Net cash provided by (used in) operating activities	$ 74,032	$ 40,671	$ (1,238)	$ (919)	$ 112,546
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, equipment and satellites, net	(121,497)	(10,075)	(3,890)	919	(134,543)
Cash paid for patents, licenses and other assets	(13,709)	—	(87)	—	(13,796)
Payments related to acquisition of businesses, net of cash acquired	(442,700)	64,336	377	—	(377,987)
Change in restricted cash, net	(31)	7,329	—	—	7,298
Investment in subsidiariess	(5,114)	—	691	4,423	—
Net cash (used in) provided by investing activities	(583,051)	61,590	(2,909)	5,342	(519,028)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from line of credit borrowings	263,000	—	—	—	263,000
Payments on line of credit	(203,000)	—	—	—	(203,000)
Proceeds from issuance of long-term debt, net of discount	271,582	—	—	—	271,582
Payment of debt issuance costs	(12,781)	—	—	—	(12,781)
Proceeds from issuance of common stock under equity plans	23,085	—	—	—	23,085
Proceeds from common stock issued under public offering, net of issuance costs	100,533	—	—	—	100,533
Purchase of common stock in treasury	(10,326)	—	—	—	(10,326)
Intercompany long-term financing	85,354	(86,045)	5,114	(4,423)	—
Net cash provided by (used in) financing activities	517,447	(86,045)	5,114	(4,423)	432,093
Effect of exchange rate changes on cash	—	—	529	—	529
Net increase in cash and cash equivalents	8,428	16,216	1,496	—	26,140
Cash and cash equivalents at beginning of fiscal year	57,830	—	5,661	—	63,491
Cash and cash equivalents at end of fiscal year	$ 66,258	$ 16,216	$ 7,157	$ —	$ 89,631

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE FISCAL YEAR ENDED APRIL 3, 2009

(In thousands)	Issuing Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidation and Elimination Adjustments	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES					
Net cash provided by (used in) operating activities	$ 64,376	$ —	$ (2,363)	$ (71)	$ 61,942
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, equipment and satellites, net	(115,976)	—	(1,289)	71	(117,194)
Cash paid for patents, licenses and other assets	(7,921)	—	(107)	—	(8,028)
Payments related to acquisition of businesses, net of cash acquired	(925)	—	—	—	(925)
Investment in subsidiaries	(3,267)	—	(768)	4,035	—
Net cash used in investing activities	(128,089)	—	(2,164)	4,106	(126,147)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from line of credit borrowings	10,000	—	—	—	10,000
Payments on line of credit	(10,000)	—	—	—	(10,000)
Proceeds from issuance of common stock under equity plans	6,742	—	—	—	6,742
Purchase of common stock in treasury	(667)	—	—	—	(667)
Incremental tax benefits from stock-based compensation	346	—	—	—	346
Payment on secured borrowing	(4,720)	—	—	—	(4,720)
Proceeds from sale of stock of majority-owned subsidiary	—	—	3,371	(1,871)	1,500
Intercompany long-term financing	767	—	1,397	(2,164)	—
Net cash provided by financing activities	2,468	—	4,768	(4,035)	3,201
Effect of exchange rate changes on cash	—	—	(681)	—	(681)
Net decrease in cash and cash equivalents	(61,245)	—	(440)	—	(61,685)
Cash and cash equivalents at beginning of fiscal year	119,075	—	6,101	—	125,176
Cash and cash equivalents at end of fiscal year	$ 57,830	$ —	$ 5,661	$ —	$ 63,491

VALUATION AND QUALIFYING ACCOUNTS

FOR THE THREE FISCAL YEARS ENDED APRIL 1, 2011

Date (In thousands)		Allowance for Doubtful Accounts
Balance, March 28, 2008	$	310
Charged (credited) to costs and expenses		377
Deductions		(325)
Balance, April 3, 2009	$	362
Charged (credited) to costs and expenses		416
Deductions		(239)
Balance, April 2, 2010	$	539
Charged (credited) to costs and expenses		813
Deductions		(859)
Balance, April 1, 2011	**$**	**493**

Date (In thousands)		Deferred Tax Asset Valuation Allowance
Balance, March 28, 2008	$	969
Charged (credited) to costs and expenses		1,093
Deductions		—
Balance, April 3, 2009	$	2,062
Charged (credited) to costs and expenses		1,306
Charged (credited) to goodwill*		9,706
Deductions		—
Balance, April 2, 2010	$	13,074
Charged (credited) to costs and expenses		1,445
Charged (credited) to goodwill*		(1,848)
Deductions		—
Balance, April 1, 2011	**$**	**12,671**

* Related to the acquisition of WildBlue

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq Global Select Market under the symbol "VSAT." The following table sets forth, for the periods indicated, the range of high and low sales prices of our common stock as reported by Nasdaq.

	High	Low
FISCAL 2010		
First Quarter	$ 27.36	$ 20.35
Second Quarter	28.88	23.53
Third Quarter	32.46	28.12
Fourth Quarter	35.13	26.04
FISCAL 2011		
First Quarter	$ 36.74	$ 30.60
Second Quarter	41.81	31.00
Third Quarter	44.88	38.40
Fourth Quarter	46.00	37.50

As of May 20, 2011, there were approximately 1,288 holders of record of our common stock. A substantially greater number of holders of ViaSat common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

DIVIDEND POLICY

To date, we have neither declared nor paid any dividends on our common stock. We currently intend to retain all future earnings, if any, for use in the operation and development of our business and, therefore, do not expect to declare or pay any cash dividends on our common stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors, subject to any applicable restrictions under our debt and credit agreements, and will be dependent upon our financial condition, results of operations, capital requirements, general business condition and such other factors as the Board of Directors may deem relevant.

PERFORMANCE GRAPH

The following graph shows the value of an investment of $100 in cash on March 31, 2006 in (1) ViaSat's common stock, (2) the NASDAQ Telecommunications Index, (3) the NASDAQ Composite Index and (4) the S&P 600 SmallCap Index. The graph assumes that all dividends, if any, were reinvested. The stock price performance shown on the graph is based on historical data and should not be considered indicative of future performance. The information contained under this heading "Performance Graph" shall not be deemed to be "soliciting material," or to be "filed" with the SEC, or subject to Regulation 14A or Regulation 14C or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed to be incorporated by reference into any filing of ViaSat, except to the extent that ViaSat specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.



USE OF NON-GAAP FINANCIAL INFORMATION

To supplement ViaSat's consolidated financial statements presented in accordance with GAAP, ViaSat uses Adjusted EBITDA, a measure ViaSat believes is appropriate to enhance an overall understanding of ViaSat's past financial performance and prospects for the future. Adjusted EBITDA represents net income (loss) attributable to ViaSat, Inc. before interest, taxes, depreciation and amortization, adjusted to exclude the effects of non-cash stock-based compensation expenses and acquisition-related expenses. We believe Adjusted EBITDA provides useful information to both management and investors by excluding specific expenses that we believe are not indicative of our core operating results. In addition, since we have historically reported non-GAAP results to the investment community, we believe the inclusion of non-GAAP numbers provides consistency in our financial reporting and facilitates comparisons to the company's historical operating results. Further, these non-GAAP results are among the primary indicators that management uses as a basis for planning and forecasting in future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for measures of financial performance prepared in accordance with GAAP. A reconciliation of specific adjustments to GAAP results is provided in the table "An Itemized Reconciliation Between Net Income Attributable to ViaSat, Inc. and Adjusted EBITDA" contained in this Annual Report.

FORWARD-LOOKING STATEMENTS

This Annual Report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management. We use words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "goal," "intend," "may," "plan," "project," "seek," "should," "target," "will," "would," variations of such words and similar expressions to identify forward-looking statements. In addition, statements that refer to projections of earnings, revenue, costs or other financial items; anticipated growth and trends in our business or key markets; future growth and revenues from our products; future economic conditions and performance; anticipated performance of products or services; plans, objectives and strategies for future operations; and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict, including those risk factors listed in our most recent reports on Form 10-K, 10-Q and 8-K and our other filings with the SEC. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Mark Dankberg
Chairman of the Board and
Chief Executive Officer
ViaSat, Inc.

Dr. Robert Johnson
Venture Capital Investor

B. Allen Lay
Private Investor

Dr. Jeffrey Nash
Private Investor

John Stenbit
Private Consultant

Michael Targoff
CEO, President and
Vice Chairman of the Board of Directors
Loral Space & Communications Inc.

Harvey White
Chairman (SHW)2 Enterprises

EXECUTIVE OFFICERS

Mark Dankberg
Chairman of the Board and
Chief Executive Officer

Richard Baldridge
President and
Chief Operating Officer

H. Stephen Estes
Vice President—Human Resources

Kevin Harkenrider
Senior Vice President—Infrastructure Operations

Steven Hart
Vice President and
Chief Technical Officer

Keven Lippert
Vice President—General Counsel
and Secretary

Mark Miller
Vice President and
Chief Technical Officer

Thomas Moore
Senior Vice President

Ronald Wangerin
Vice President and
Chief Financial Officer

ANNUAL MEETING

The 2011 Annual Meeting will be held at
ViaSat's headquarters, located at
6155 El Camino Real, Founders Hall
Carlsbad, California 92009
on January 27, 2012 at 8:30 a.m. Pacific Time.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
5375 Mira Sorrento Place, Suite 300
San Diego, California 92121

GENERAL LEGAL COUNSEL

Latham & Watkins LLP
12636 High Bluff Drive, Suite 400
San Diego, California 92130

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services
P.O. Box 43078
Providence, Rhode Island 02940
+1 312-588-4162
web.queries@computershare.com
www-us.computershare.com

INVESTOR RELATIONS

For investor information, financial information, SEC filings and other useful information, visit our website at www.viasat.com. To obtain a printed copy of our Form 10-K without charge, or to receive additional copies of this Annual Report or other financial information, please contact our Investor Relations department at:

ViaSat, Inc.
Attn: Investor Relations
6155 El Camino Real
Carlsbad, California 92009
+1 760-476-2633
ir@viasat.com

AltaSec, ArcLight, SKYLink, SurfBeam, Yonder, ViaSat and the ViaSat logo are trademarks or registered trademarks of ViaSat, Inc. WildBlue and the WildBlue logo are registered service marks of WildBlue Communications, Inc. All other product and company names mentioned herein are the property of their respective owners. Use of the CNN site does not constitute endorsement of ViaSat, Inc. or WildBlue Communications, Inc.

ViaSat®

6155 EL CAMINO REAL, CARLSBAD, CA 92009 | **TEL** 760.476.2200 | **FAX** 760.929.3941 | **WEB** WWW.VIASAT.COM